Exhibit 99.1

Sigma Lithium Corporation
2200 HSBC Building, 885 West Georgia Street
Vancouver, British Columbia, V6C 3E8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Sigma Lithium Corporation (the “Corporation”) will be held on Friday, June 30, 2023 at 11:00 a.m. (Toronto time), by virtual only meeting via live audio webcast online. Shareholders and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MXLQNYM, where they can participate, vote, or submit questions during the Meeting’s live webcast. The Meeting is being held for the following purposes:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2022 together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration;

(d)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “New 2023 EIP Resolution”), the full text of which is set forth under the heading “New Equity Incentive Plan” below, ratifying and approving a new equity incentive plan of the Corporation (the “2023 Equity Incentive Plan”); and

(e)	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Circular also provides the required information as to how Shareholders and proxyholders can register for, and access and participate at, the Meeting.

Only Shareholders of record at the close of business on May 25, 2023 (the “Record Date”) will be entitled to vote at the Meeting and, subject to certain exceptions, no Shareholder becoming such after the Record Date will be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Electronic copies of this notice, the Circular and other Meeting materials may be found on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

The Meeting will be hosted online by way of a live webcast at https://meetnow.global/MXLQNYM. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, ask questions and vote in “real-time”.

The Corporation encourages Registered Shareholders (Shareholders who have their names and addresses recorded in the Corporation’s share register), duly appointed proxyholders and Non-Registered Shareholders (Shareholders who beneficially own shares that are registered in the name of an intermediary) who have duly appointed themselves as proxyholders to participate actively in the Meeting, voting and asking questions.

Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular.

o	Registered Shareholders:	Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

o	Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder:	Clicking “Invitation” and entering the Invite Code to be provided by Computershare after June 28, 2023.

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Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting.

Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting as guests, by clicking “Guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note Internet Explorer is not a supported browser. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties.

In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing an Invite Code.

Registered Shareholders who wish to appoint a proxyholder are required to complete, date and execute the form of proxy and submit to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto time) on June 28, 2023, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. Registered Shareholders must carefully follow the instructions contained in the section “Proxy Information” of the Circular.

After submitting the form of proxy, as an additional and required step, Registered Shareholders will need to register their proxyholders with Computershare at http://www.computershare.com/SigmaLithium no later than 11:00 a.m. (Toronto time) on June 28, 2023 and provide Computershare with their proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the proxyholder with an Invite Code via email.

An intermediary holding common shares on behalf of a Non-Registered Shareholder has the right to appoint the Non-Registered Shareholder as a proxyholder to attend and act on their behalf at the Meeting. After submitting the Non-Registered Shareholder voting instruction form, the intermediary must register the Non-Registered Shareholder with Computershare at http://www.computershare.com/SigmaLithium to receive the Invite Code that will enable the Non-Registered Shareholder to participate actively at the Meeting, voting, and asking questions. Non-Registered Shareholders should carefully follow the instructions contained in the section “Proxy Information” of the Circular.

FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING AN INVITE CODE TO PARTICIPATE IN THE MEETING. WITHOUT AN INVITE CODE, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Shareholders are reminded to review the Circular before voting.

DATED at São Paulo, Brazil this day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS of Sigma Lithium Corporation

(signed)
“Ana Cristina Cabral”
Co-Chair and Chief Executive Officer

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Sigma Lithium Corporation
2200 HSBC Building, 885 West Georgia Street
Vancouver, British Columbia, V6C 3E8

MANAGEMENT INFORMATION CIRCULAR Annual and Special Meeting of Shareholders to be held on June 30, 2023

GENERAL INFORMATION

Purpose of Solicitation

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management and the Board of Directors (the “Board”) of Sigma Lithium Corporation (the “Corporation”) for use at the annual and special meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation (the “Meeting”) to be held on Friday, June 30, 2023 at 11:00 a.m. (Toronto time), and any adjournment or adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting (the “Notice of Meeting”) accompanying this Circular.

The Meeting will be hosted online by way of a live webcast at https://meetnow.global/MXLQNYM. Shareholders will not be able to attend the Meeting in person.

As set forth in this Circular, “Registered Shareholders” are Shareholders who have their names and addresses recorded in the share register of the Corporation and “Non-Registered Shareholders” are Shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary (each an “Intermediary”).

Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, ask questions and vote in “real-time”.

The Corporation encourages Registered Shareholders, duly appointed proxyholders and Non-Registered Shareholders who have duly appointed themselves as proxyholders to participate actively in the Meeting, voting and asking questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the webcast platform. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be answered, and the time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular.

o	Registered Shareholders:	Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

o	Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder:	Clicking “Invitation” and entering the Invite Code to be provided by Computershare after June 28, 2023.

Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting.

Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting as guests, by clicking “Guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

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In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing an Invite Code.

The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note Internet Explorer is not a supported browser. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties.

No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation or management of the Corporation.

Date of Information

The information contained in this Circular is provided as of June 2, 2023, unless indicated otherwise.

Currency

Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. All references to “C$” or “$” are to Canadian dollars.

Additional Information

A copy of the annual information form of the Corporation for the year ended December 31, 2022 is available on the Internet site of the System for Electronic Document Analysis and Retrieval, that was established by the Canadian Securities Administrators (“SEDAR”) at www.sedar.com.

Record Date and Who Can Vote

Shareholders of record on May 25, 2023 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that:

(1)	any such person transfers their Common Shares after the Record Date; and

(2)	the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes the transferee’s ownership of the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that the transferee’s name be included on the Shareholders’ list for the Meeting.

Any Registered Shareholder at the close of business on the Record Date who either virtually attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information – Completion of Proxies”.

ATTENDING AND VOTING AT THE MEETING

The Meeting will be hosted online by way of a live webcast at https://meetnow.global/MXLQNYM. Shareholders will not be able to attend the Meeting in person. The Meeting will begin at 11:00 a.m. (Toronto time) on June 30, 2023.

Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular.

o	Registered Shareholders:	Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

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o	Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder:	Clicking “Invitation” and entering the Invite Code to be provided by Computershare after June 28, 2023.

Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting.

Non-Registered Shareholders who have not appointed themselves as proxyholders to vote at the Meeting may login as a guest, by clicking on “Guest” and complete the online form. Non-Registered Shareholders who do not have a Control Number or Invite Code will only be able to attend as a guest which only allows them listen to the Meeting; however, such Non-Registered Shareholders will not be able to vote or submit questions.

United States Non-Registered Shareholders that wish to attend and vote at the virtual Meeting, must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. They must follow the instructions from their broker or bank included with the Meeting Materials (as defined below), or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, Non-Registered Shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 28, 2023 by 11:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the Meeting and vote your Common Shares at https://meetnow.global/MXLQNYM during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/SigmaLithium.

IF YOU ARE USING A 15-DIGIT CONTROL NUMBER TO LOGIN TO THE MEETING AND YOU ACCEPT THE TERMS AND CONDITIONS, YOU WILL BE REVOKING ANY AND ALL PREVIOUSLY SUBMITTED PROXIES. HOWEVER, IN SUCH A CASE, YOU WILL BE PROVIDED THE OPPORTUNITY TO VOTE BY BALLOT ON THE MATTERS PUT FORTH AT THE MEETING. IF YOU DO NOT WISH TO REVOKE ALL PREVIOUSLY SUBMITTED PROXIES, DO NOT ACCEPT THE TERMS AND CONDITIONS, IN WHICH CASE YOU CAN ONLY ENTER THE MEETING AS A GUEST.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the Form of Proxy, the Notice of Meeting and this Circular, and costs incurred in the solicitation of proxies, will be borne by the Corporation.

Solicitation of proxies will be primarily by mail, but may also be in person, by telephone or by electronic means as detailed bellow. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares.

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Appointment of Proxyholder – Step I

Registered Shareholders or Intermediaries will receive a paper copy of a form of proxy (“Form of Proxy”) jointly with the Meeting Materials and Non-Registered Shareholder will receive a voting instruction form to be provided to the Intermediary jointly with the Meeting Materials.

A Registered Shareholder not available to attend the Meeting or an Intermediary holding Common Shares on behalf of a Non-Registered Shareholder can appoint a person, who need not be a shareholder, to attend and act on their behalf at the Meeting (a “Proxyholder”), they may vote and indicate a Proxyholder by submitting to Computershare the Form of Proxy in one of the following forms:

o	in person, by delivering the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1,

o	by mail or courier, submitting the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1,

o	via the internet at www.investorvote.com, using the 15-digit Control Number located at the bottom of their Form of Proxy, or

o	by telephone at 1-866-732-VOTE (8683) Toll Free, using the 15-digit Control Number located at the bottom of their Form of Proxy.

The Form of Proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto time) on June 28, 2023, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

Voting by mail or by Internet are the only methods by which a Shareholder may appoint a person as a Proxyholder other than the Management Nominees (as defined below).

If a Registered Shareholder has submitted to Computershare the Form of Proxy and then decides to attend the Meeting via the webcast, when entering the meeting online the Registered Shareholder will need to accept the “Terms and Conditions” and any votes cast by such Registered Shareholder on a ballot will be counted and the submitted Form of Proxy will be disregarded.

Registration of the Proxyholder with Computershare – Step II

After submitting the Form of Proxy, as an additional and required step, Registered Shareholders or Intermediaries holding Common Shares on behalf of a Non-Registered Shareholder will need to register their Proxyholder with Computershare at http://www.computershare.com/SigmaLithium no later than 11:00 a.m. (Toronto time) on June 28, 2023 and provide Computershare with their Proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the Proxyholder with an Invite Code via email.

FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING AN INVITE CODE TO PARTICIPATE IN THE MEETING. WITHOUT AN INVITE CODE, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Completion of the Form of Proxy

The Form of Proxy affords Registered Shareholders or Intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the Notice of Meeting. The persons named in the Form of Proxy are directors of the Corporation (the “Management Nominees”).

A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF A NON-REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE REGISTERED SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR PROXYHOLDER IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

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A Form of Proxy must be dated and signed by the Registered Shareholder or by their attorney authorized in writing or by the Intermediary. In the case of a Shareholder that is a corporation, the Form of Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the Form of Proxy.

Revocation of a Submitted Form of Proxy

A Registered Shareholder or Intermediary who has submitted a Form of Proxy may revoke it by instrument in writing executed by the Registered Shareholder or Intermediary or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

Exercise of Discretion by Proxyholders

A Registered Shareholder or Intermediary may indicate the manner in which the persons named in the Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote for or against (or withhold from voting) the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or Intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of Management Nominees will be voted on such matters in accordance with the best judgment of the Management Nominees.

Advice to Non-Registered Shareholders

Further to the details above under the heading “Attending and Voting at the Meeting”, only Registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the Form of Proxy or a voting instruction form and a supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Shareholders. Generally, a Non-Registered Shareholder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a Form of Proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on the type of form they receive:

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(1)	Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholders does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder; or

(2)	Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a Form of Proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Shareholder must complete the Form of Proxy and submit it to Computershare as described above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must strike out the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those regarding when and where the Form of Proxy or the voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Shareholder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own under NI 54-101 (“Non-Objecting Beneficial Owners”). The Corporation is not sending Meeting Materials directly to Non-Objecting Beneficial Owners, but rather is relying on Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the date hereof, there are 107,210,042 fully paid and non-assessable Common Shares issued and outstanding.

The current By-laws of the Corporation provide that a quorum for the purposes of conducting a meeting of the Shareholders is two persons present holding or representing by proxy an aggregate of at least 25% of the outstanding Common Shares entitled to vote at the Meeting. Any Registered Shareholder at the close of business on May 25, 2023, being the Record Date, who either virtually attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information” above.

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, only the following beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares of the Corporation:

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Name	Number of Common Shares held as at the date hereof	Percentage of total issued and outstanding Common Shares held as at the date hereof
A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (“A10 FIA”)(1)	47,696,218	44.5%

Notes:

(1) A10 Investimentos Ltda. (“A10 Investimentos”) is the portfolio manager of A10 FIA and has the voting decision regarding the holdings of A10 FIA.

MATTERS TO BE ACTED UPON

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2022 together with the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration;

(d)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “New 2023 EIP Resolution”), the full text of which is set forth under the heading “New Equity Incentive Plan” below, ratifying and approving a new equity incentive plan of the Corporation (the “2023 Equity Incentive Plan”); and

(e)	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Additional detail regarding each of the matters to be acted on at the Meeting is set out below.

ELECTION OF DIRECTORS

Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to pass an ordinary resolution at the Meeting to elect as directors the nominees whose names are set forth in the table below. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the Corporation’s articles.

Advance Notice Provisions

The By-laws of the Corporation contain a provision (the “Advance Notice Provision”) that requires advance notice be given to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders. To be timely, a Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of Shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement above.

Additionally, the Advance Notice Provision sets forth the information that a Shareholder must include in the notice to the Corporation, and establishes the form in which the Shareholder must submit the notice for that notice to be in proper written form.

The Corporation filed the Notice of Meeting and Record Date on SEDAR on April 25, 2023. As at the date hereof, no nominations for directors were received in accordance with the Advance Notice Provision described above.

2023 MANAGEMENT INFORMATION CIRCULAR	7

Director Nominees

The Board have resolved that the number of directors to be elected at the Meeting be fixed at seven. Gary Litwack (Co-Chair), Frederico Marques, and Dana M. Perlman, being current non-executive directors of the Corporation, will not stand for re-election at the Meeting.

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from the respective nominees, and sets forth the name, age and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Ana Cristina Cabral São Paulo, Brazil 52 years Director Since: June 2018	Position(s) Held at the Corporation
Co-Chair, Chief Executive Officer, and Chair of the ESG Committee, and also a member of the Finance and Technical Committees of the Board.
Principal Occupation for the Past Five Years
Chief Executive Officer of the Corporation, and before that Chief Strategy Officer of the Corporation
Biography
Ana Cristina Cabral has over 20 years of experience as a senior banker at global investment banks in New York, London and São Paulo. Ms. Cabral is a former Head of Lat. Am. Capital Markets at Goldman Sachs in New York and a former Managing Director at the firm. Ms. Cabral has been involved in a large number of transactions over her career, totaling more than US$100 billion, five of which won the prestigious IFR “Deal of the Year” award, including the privatization of Vale in 1996 and the acquisition of Inco by Vale in 2006. Ms. Cabral has an MBA degree from Columbia Business School and a Master in Finance degree from London Business School. Ms. Cabral serves on the Advisory Board of Columbia University Global Centers and is a CCEC board member of The American School of São Paulo.
Common Shares Held
2,500,000.
RSUs Held
500,000.

Note:

(1) Ms. Cabral is a quota holder in A10 FIA. A10 Investimentos, which is the portfolio manager of A10 FIA, has the sole and independent voting decision regarding the holdings of the A10 FIA.

(2) 500,000 RSUs granted to Ms. Cabral will vest upon successful execution of a plan to achieve a net zero carbon target.

(3) Ms. Cabral exercised 350,000 RSUs on January 26, 2023, and 2,150,000 RSUs on February 14, 2023.

2023 MANAGEMENT INFORMATION CIRCULAR	8

Marcelo Paiva São Paulo, Brazil 49 years Director Since: January 2019	Position(s) Held at the Corporation
Director, and also member of the Corporate Governance, Nomination and Compensation and Finance Committees of the Board.
Principal Occupation for the Past Five Years
Managing Partner at A10 Investimentos.
Biography
Marcelo Paiva is the Managing Partner and Co-Founder of A10 Investimentos. He is the portfolio manager of A10 FIA, the Corporation’s largest shareholder. Mr. Paiva has over 20 years of experience in asset management and investment banking in New York, London and São Paulo. Prior to A10 Investimentos, Mr. Paiva was a Portfolio Manager at the Mittal Family Office in São Paulo. Previously, he was a Vice-President at the U.K. asset manager Millennium Global in London, which, at the time, had over US$15 billion in assets under management and was one of the largest hedge funds in Europe. Mr. Paiva also held investment banking positions at Credit Suisse in London and UBS in New York. He has a Master in Business Administration from INSEAD in France and is a CFA Charterholder.
Common Shares Held
1,883,110.
RSUs Held
Nil.

Note:

(1) The Corporation has entered into an agreement with the A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”) to provide services in respect of the February 2021 Offering. The arrangements with A10 Advisory were considered and unanimously approved by each of the directors of the Corporation unrelated to A10 Advisory, which was entitled to (i) cash fees of up to 6% of the proceeds and (ii) such number of warrants as is equal to up to 6% of the Common Shares purchased by such introduced subscribers (each such warrant entitling the finder to acquire one Common Share at an exercise price of $4.40 per Common Share and exercisable for one year after the closing of the February 2021 Offering). On February 10, 2022, A10 Advisory exercised its subscription right purchasing 532,860 Common Shares for the total amount of $2,344,584. Of the 532,860 Common Shares held by A10 Advisory, 470,560 Common Shares were transferred to Mr. Paiva. A10 Advisory maintained 62,300 Common Shares.

(2) Mr. Paiva exercised 1,006,000 RSUs on December 8, 2022. Mr. Paiva acquired 406,550 Common Shares on October 10, 2019.

Calvyn Gardner São Paulo, Brazil 59 years Director Since: May 2018	Position(s) Held at the Corporation
Director.
Principal Occupation for the Past Five Years
Co-Chair and Chief Executive Officer of the Corporation from May 1, 2018 to January 20, 2023; Chief Executive Officer of Sigma Holdings from June 2017 to January 20, 2023.
Biography
For nearly 20 years, Mr. Gardner has held executive positions at global and junior mining companies such as Anglo American Group and Trans Hex Group. Mr. Gardner also was a co-founder and managing partner of Hardac Investments, a private equity firm focused on investing in junior mining companies in Africa. Hardac’s major co-investors included Lazare Kaplan International in New York (one of DeBeers’ largest customers in the US) and Mvelaphanda Holdings (South Africa’s largest Black Economic Empowerment Group) in Johannesburg. Mr. Gardner’s extensive global career also includes positions such as General Manager of Operations at Highveld Steel and CEO at Trans Hex Group. Mr. Gardner has an MBA from the University of South Africa as well as a Bachelor of Science Degree in Electrical Engineering from the University of the Witwatersrand.
Common Shares Held
2,000,000.
RSUs Held
Nil.

Note:

(1) Mr. Gardner is a quota holder in A10 FIA. A10 Investimentos, which is the portfolio manager of A10 FIA, has the sole and independent voting decision regarding the holdings of A10 FIA.

(2) Mr. Gardner exercised 2,500,000 RSUs on November 3, 2022. Mr. Gardner sold 500,000 Common Shares in January 2023.

2023 MANAGEMENT INFORMATION CIRCULAR	9

Bechara S. Azar Montreal, Canada 43 years	Position(s) Held at the Corporation
Nominee as a Director.
Principal Occupation for the Past Five Years
Founder and managing partner at JISRAK as of March 2021; former Director at Innocap Managed Account Platform from September 2010 to February 2021.
Biography

Mr. Azar has over 17 years of experience of Canadian and international investment management.

Mr. Azar is the founder and managing partner of JISRAK, a Montreal based research firm specialized in sourcing and oversight of portfolios on behalf of international Limited Partners.

Previously Mr. Azar was a Director at Innocap (a US$ 50 billion alternative investment platform owned by BNY Mellon, Caisse de Depot et Placement du Quebec - CDPQ and BNP Paribas) in Montreal for over 10 years. Mr. Azar also worked for 5 years at HSBC Private Banking in Dubai, Geneva, London and New York.

Mr. Azar holds a MSc in Management from the HEC School of Management in Paris and a B. Eng. Electrical Engineering from the American University of Beirut. He is a certified Financial Risk Manager (FRM), Chartered Investment Manager (CIM) and Chartered Alternative Investment Analyst (CAIA). He is a native Arabic and French speaker.

Common Shares Held
Nil.
RSUs Held
Nil.

Cesar Chicayban New York, USA 49 years	Position(s) Held at the Corporation
Nominee as a Director.
Principal Occupation for the Past Five Years
CEO and Managing Partner of Vila Rica Capital as of July 2022; former Managing Director at Citigroup from January 2000 to July 2022.
Biography

Cesar Chicayban is the CEO and Managing Partner of Vila Rica Capital, an independent alternative asset manager focused on credit strategies and special situations. He has over 27 years of experience as a senior banker and advisor in New York, Geneva, London and São Paulo. Mr. Chicayban spent 22 years at Citigroup where he was the Global Market Manager for Citi Wealth Management in New York, responsible for over $300 billion in assets. Before that, he spent 6 years at Itaú-Unibanco and Santander advising institutional and retail clients.

Mr. Chicayban holds a B.S. in Economics from the University Federal Fluminense in Rio de Janeiro, an MBA from the University of Rochester – Simon Business School and he completed an Executive Development Program at Harvard Business School. He holds FINRA Series 7, 65 and 24 licenses.

Mr. Chicayban serves on the Board of Columbia University Global Center.

Common Shares Held
890,000.
RSUs Held
Nil.

2023 MANAGEMENT INFORMATION CIRCULAR	10

José Lucas Ferreira de Melo São Paulo, Brazil 66 years	Position(s) Held at the Corporation
Nominee as a Director.
Principal Occupation for the Past Five Years
Board Member at B3 S.A. (Brazil’s Stock Exchange).
Biography

José Lucas Ferreira de Melo has over 40 years of experience in Board of Directors, Audit Committees, Banking C-Level, and Audit Firm partner positions.

Mr. Ferreira de Melo was a Board Member and, for 4 years, Chairman of the Audit Committee at B3 S.A. (Brazil’s Stock Exchange). Previously Mr. Ferreira de Melo was Board Member and Chairman of the Audit Committee at Dufry AG (Switzerland); and Board Member at Cetip S.A., International Meal Company S.A. (IMC); Restoque S.A. and Diagnósticos da América S.A.

Mr. Ferreira de Melo was a member of the Audit Committee at Banco Bradesco. He started his career at PricewaterhouseCoopers (PwC) and was a partner from 1993 to 1997.

In addition, Mr. Ferreira de Melo was a Director at CVM (Brazil’s Securities Exchange Commission) and chairman of the National Commission for Audit Rules of the Brazilian Accountants Institute.

For almost a decade Mr. Ferreira de Melo was a C-Level and executive officer at Unibanco S.A. and Unibanco Holdings S.A. Mr. Ferreira de Melo was also an Executive Director at Febraban (Brazilian Banks Federation).

Mr. Ferreira de Melo holds an Accounting Degree from AEUDF. He served as Director at Bienal de São Paulo for 2 mandates.

Common Shares Held
Nil.
RSUs Held
Nil.

Alexandre Rodrigues Canada 64 years	Position(s) Held at the Corporation
Nominee as a Director.
Principal Occupation for the Past Five Years
Board member and professor at the Université de Sherbrooke
Biography

Alexandre Rodrigues is an academic focused on the reduction of greenhouse gas emissions.

Mr. Rodrigues is a member of the Board of the Université de Sherbrooke, and for the last 27 years he has been teaching Environmental Management and Sustainability, Environmental Geotechnics and Soil Mechanics.

He has vast and unique experience in geotechnical issues, such as the beneficial use of industrial residues as a substitute for natural soils. Mr. Rodrigues led successful pioneering projects in the proper use of industrial by-products.

Mr. Rodrigues was vice-president of the Canadian Geotechnical Society in the 2000s and is presently a member of the Scientific Advisory Panel of the International Waste Working Group (IWWG).

Mr. Rodrigues has worked as a consultant for several companies in Canada, Europe and South America. Previously, he worked for Serrener Consultation, D&G Enviro-Group and Enge-Rio.

From 2002 to 2015, Mr. Rodrigues also supervised a humanitarian group in Peru, Haiti, Burkina Faso and Malawi.

Mr. Rodrigues holds a B.Eng. from PUC-Rio, Brazil; a M.Sc. (Mineral Engineering) from École Polytechnique de Montréal and a Ph.D. (Civil Eng. & Applied Mechanics) from McGill University.

Common Shares Held
Nil.
RSUs Held
Nil.

2023 MANAGEMENT INFORMATION CIRCULAR	11

Corporate Cease Trade Orders or Bankruptcies

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation for a period, of more than 30 consecutive days (an “order”) issued while he or she was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to an order after he or she ceased to act in such capacity and resulted from an event that occurred while he or she was acting in such capacity.

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director or chief executive officer of any company that, while he or she was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

None of the above proposed directors, or a personal holding company thereof, has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties and Sanctions

None of the above proposed directors has, within 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the election to the Board of those persons designated above as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion, unless the Shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting on the election of directors.

APPOINTMENT OF AUDITORS

At the Meeting, the Shareholders will be asked to pass an ordinary resolution to appoint KPMG LLP, the present auditors, as auditors of the Corporation to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board. KPMG was first appointed by the Board in June 2018.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of KPMG LLP as auditors of the Corporation.

NEW EQUITY INCENTIVE PLAN

On June 1st, 2023, by resolution of the Board, the Corporation approved the 2023 Equity Incentive Plan, which will replace as the Corporation’s primary security-based compensation plan, subject to ratification and approval by the Shareholders at the Meeting, the Corporation’s existing equity incentive plan that was last approved by Shareholders at the annual and special meeting of the Corporation held on June 30, 2022 (the “Existing Equity Incentive Plan”). Should the Shareholders ratify and approve the 2023 Equity Incentive Plan at the Meeting, no further grants of Awards will be made under the Existing Equity Incentive Plan. As at the date hereof, no Awards have been granted under the 2023 Equity Incentive Plan.

The 2023 Equity Incentive Plan is substantially the same as the Existing Equity Incentive Plan, with the except of: (i) the addition of language to restrict the maximum number of Common Shares that are issuable to Participants and that may be subject to Awards, under the 2023 Equity Incentive Plan together with all other security-based compensation plans of the Corporation, to 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of approval of the Existing Equity Incentive Plan) (i.e., the combination of all security-based compensation plans of the Corporation will be limited to the previously approved selling of 18,120,878 Common Shares, with no changes to it); and (ii) the change in the language of items (b) and (c) in Section 4.4.

2023 MANAGEMENT INFORMATION CIRCULAR	12

The full text of the 2023 Equity Incentive Plan is attached as Schedule “B” hereto.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the New 2023 EIP Resolution, the full text of which is set forth below, ratifying and approving the 2023 Equity Incentive Plan.

New 2023 EIP Resolution

The Board recommends that Shareholders vote FOR the New 2023 EIP Resolution. To be effective, the New 2023 EIP Resolution must be approved by no less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the New 2023 EIP Resolution.

The full text of the New 2023 EIP Resolution is as follows:

“BE IT RESOLVED THAT:

1.	the 2023 Equity Incentive Plan is hereby ratified and approved.

2.	any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.”

Summary of the 2023 Equity Incentive Plan

The 2023 Equity Incentive Plan is available to bona fide (i) directors of the Corporation, (ii) officers, consultants and employees of the Corporation and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof (each, a “Participant”), all as selected by the Board or a committee appointed by the Board to administer the 2023 Equity Incentive Plan (the “Plan Administrators”).

The objective of the 2023 Equity Incentive Plan is to encourage increased long term equity participation in the Corporation by Participants. The 2023 Equity Incentive Plan is intended to facilitate long term ownership of Common Shares by Participants and to provide Participants with additional incentives by increasing their interest, as owners, in the Corporation. As well, it is believed that the 2023 Equity Incentive Plan will encourage Participants to remain with the Corporation, and will also attract new employees to the Corporation.

Awards

Awards granted under the 2023 Equity Incentive Plan may consist of options to acquire Common Shares (“Options”) and restricted share units (“RSUs”, and together with Options, “Awards”). Each Award will be subject to the terms and conditions set forth in the 2023 Equity Incentive Plan and to those other terms and conditions specified by the Plan Administrators and memorialized in a written award agreement. Previous grants of Awards will be taken into account as part of the process when considering new grants, as well as the performance of the Corporation and its subsidiaries and the individual performance of the Participant in question.

Shares Subject to the Incentive Plan; Outstanding Awards

Subject to adjustment in certain circumstances as discussed below, the 2023 Equity Incentive Plan (together with all other security-based compensation plans of the Corporation) authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Existing Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards. The maximum number of Common Shares under all combined security-based compensation plans of the Corporation will not change.

2023 MANAGEMENT INFORMATION CIRCULAR	13

Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant may be the grantee of Awards with respect to more than 5% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained. In addition, (i) the number of Shares issuable to Insiders (as a group), at any time, pursuant to the Plan and any other Security Based Compensation Plan adopted by the Corporation, cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (ii) the number of Shares issued to Insiders (as a group), within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (iii) the number of Shares issued to any one Service Provider, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; (iv) the number of Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; and (v) the number of Shares issued to any one Consultant, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares. Participants retained to provide Investor Relations Activities shall only be eligible to be granted Awards in the form of Options.

If, and to the extent, Awards granted under the 2023 Equity Incentive Plan expire, terminate, are cancelled, or are forfeited for any reason without having been exercised in full, the Common Shares associated with those Awards will again become available for grant under the 2023 Equity Incentive Plan.

In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Common Shares, substitutions or adjustments will be made by the Plan Administrators in their discretion to: (i) the aggregate number, class and/or issuer of the securities reserved for issuance under the 2023 Equity Incentive Plan (including, but not limited to, with respect to the aggregate number of Awards any one Participant may be granted during any period); (ii) the number, class and/or issuer of securities subject to outstanding Awards; and (iii) the exercise price of outstanding Awards, in each case in a manner that reflects equitably the effects of such event or transaction.

Administration

The 2023 Equity Incentive Plan is administered and interpreted by the Plan Administrators. The Plan Administrators have full authority to grant Awards under the 2023 Equity Incentive Plan and determine the terms of such Awards, including the persons to whom Awards are to be granted, the type and number of Awards to be granted and the number of Common Shares to be covered by each Award. The Plan Administrators also have full authority to specify the time(s) at which Awards will be exercisable or settled.

Eligibility

Directors, officers and employees of the Corporation and its subsidiaries and designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof are eligible to participate in the Incentive Plan.

Options

The 2023 Equity Incentive Plan provides that the Plan Administrators may grant Options. Any Options granted under the 2023 Equity Incentive Plan will have a maximum term of ten years, and will be exercisable at a price not less than the Fair Market Value of a Common Share. “Fair Market Value” for purposes of the 2023 Equity Incentive Plan means, as of any date: (i) if the Common Shares are not then publicly traded, the fair market value of a Common Share on the day immediately preceding such date, as determined by the Plan Administrators in their sole and absolute discretion; or (ii) if the Common Shares are publicly traded, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Common Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price (as such term is defined in the policies of the TSXV) as of such date, the Fair Market Value shall be the Discounted Market Price as of such date)) or, if the Common Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date; provided that if there has not been at least five trading days in such period in which Common Shares have traded then for purposes of item (ii) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there have been trades are to be used.

2023 MANAGEMENT INFORMATION CIRCULAR	14

Initially, Options will vest, subject to the right of the Plan Administrators to determine at the time of grant that a particular Option will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on an earlier date for any reason: (i) on and after the first anniversary of the date of grant, as to 20% of such Options; (ii) on and after the second anniversary of the date of grant, as to a further 20% of such Options; (iii) on and after the third anniversary of the date of grant, as to a further 20% of such Options; (iv) on and after the fourth anniversary of the date of grant, as to a further 20% of such Options; and (v) on and after the fifth anniversary of the date of grant, as to the remaining 20% of such Options. In addition, vesting of Options may be subject to performance tests at the discretion of the Plan Administrators. The vesting terms set out in the 2023 Equity Incentive Plan will supersede any other vesting terms previously proposed by the Corporation.

Notwithstanding the foregoing, the 2023 Equity Incentive Plan provides that in the event that the term of an Option expires during a “blackout period” imposed by the Corporation, the Option will expire on the date (the “Blackout Expiration Date”) that is ten business days following the end of the blackout period. The Blackout Expiration Date will not be subject to the discretion of the Plan Administrators.

Restricted Share Units

The 2023 Equity Incentive Plan provides that the Plan Administrators may grant Awards of RSUs. An RSU is a contractual promise to issue Common Shares and/or cash in an amount equal to the Fair Market Value of the Common Shares subject to the Award, at a specified future date. Each RSU will initially have a value equal to the Fair Market Value of a Common Share when the subject Award is made. Each RSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions, a distribution from the Corporation of either (i) one Common Share, or (ii) an amount in cash equal to the Fair Market Value of one Common Share on the date of distribution. Any RSUs under the 2023 Equity Incentive Plan will have a maximum term of ten years. Initially, RSUs will vest on and after the third anniversary of the date of grant, subject to the right of the Plan Administrators to determine at the time of grant that a particular RSU will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular RSU will be exercisable in whole or in part on an earlier date for any reason. In addition, vesting of RSUs may be subject to performance tests at the discretion of the Plan Administrators.

An Award of RSUs may be settled in Common Shares, cash, or in any combination of Common Shares and cash, at the sole discretion of the Plan Administrators when the subject Award is made.

Participants retained to provide Investor Relations Activities shall not be eligible to be granted RSUs.

Effects of Termination of Service

Unless otherwise permitted by the Board:

Death: If a Participant’s service terminates by reason of death, any Option or RSU held by such Participant will be immediately fully vested and exercisable and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of death. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Retirement: In the event of the retirement of a Participant from employment, any Option or RSU held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of retirement (or 30 days after the date such Participant ceases to be retired and is employed by a competitor of the Corporation).

Resignation/Natural Termination: In the event of the resignation of a Participant, or a Participant’s contract as a Service Provider (as defined in the 2023 Equity Incentive Plan) terminates at its normal termination date, any unvested Option or RSU held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and 30 days following the date of resignation or the normal termination date, as applicable.

2023 MANAGEMENT INFORMATION CIRCULAR	15

Disability: If a Participant’s service terminates by reason of disability, any Option or RSU held by such Participant may thereafter be exercised by the Participant to the extent it was exercisable at the time of termination, for a period ending on the earlier of the applicable expiry date and 12 months following the date of termination by reason of disability. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative, as applicable, entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Termination Without Cause: If a Participant’s service as an employee is terminated without cause (as defined in the 2023 Equity Incentive Plan), or a Participant’s contract as a Service Provider is terminated before its normal termination date without cause:

(a)	any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and six months following the date of termination;

(b)	such number of unvested RSUs held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

(c)	such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
Number of months from the date of grant of the Options to the latest vesting date of the Options

Termination With Cause: If a Participant’s service is terminated for cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for cause: (i) any Option or RSU held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Common Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Common Shares, if any.

Ceasing to Hold Office: In the event that a Participant who is not an employee or Service Provider ceases to hold office as a director: (i) if it was the Participant’s decision to cease to hold office, the provisions above related to resignation will apply; and (ii) otherwise, the provisions above related to termination without cause will apply.

Assignability

Except as may otherwise be specifically determined by the Plan Administrators with respect to a particular Award, Awards will not be assignable or transferrable by a Participant, other than by will or by the laws of descent or distribution.

Amendment and Termination of the 2023 Equity Incentive Plan

The Plan Administrators have the ability, in their sole discretion, to amend, suspend or terminate the 2023 Equity Incentive Plan; provided that no such amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award.

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The Plan Administrators do not have the ability, without approval of the Shareholders, to make amendments to the 2023 Equity Incentive Plan for any of the following purposes:

(a)	to increase the maximum number of Common Shares that may be issued;

(b)	to reduce the exercise price of Options to less than the Fair Market Value;

(c)	to reduce the exercise price or extend the term of Options for the benefit of an insider of the Corporation (which shall require disinterested shareholder approval);

(d)	to extend the expiry date of Awards for the benefit of any Participant (including insiders of the Corporation);

(e)	to increase the maximum number of Common Shares issuable to insiders of the Corporation; or

(f)	to amend the amending provisions of the 2023 Equity Incentive Plan.

The Plan Administrators have the ability to, in accordance with the 2023 Equity Incentive Plan and subject to the receipt of any required regulatory approval, where required, in their sole discretion, make amendments to the 2023 Equity Incentive Plan including, but not limited to:

(a)	amendments of a technical, clerical, or “housekeeping” nature, or to clarify any provision;

(b)	termination of the 2023 Equity Incentive Plan;

(c)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

(d)	amendments in respect of the vesting provisions of any Awards; and

(e)	amendments to the termination provisions of Awards granted under the 2023 Equity Incentive Plan that do not entail an extension beyond the original expiry date.

Change of Control

Upon or in anticipation of any change of control of the Corporation, the Plan Administrators have the ability, in their sole and absolute discretion and without the need for the consent of any Participant, to cancel any Award in exchange for a substitute award of a successor entity, cause all outstanding Options and Restricted Share Units to become vested and immediately exercisable upon completion of the Change in Control and cause all outstanding Options and Restricted Share Units to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Shares issuable thereunder) or such Restricted Share Units to the Change in Control transaction. Substitute awards must have no less economic value, nor more stringent performance conditions, and similar vesting schedules as existing Awards. Notwithstanding the foregoing, any vested Options or RSUs will continue to be exercisable until the occurrence of the change of control.

A change of control for purposes of the 2023 Equity Incentive Plan means the occurrence of any of the following, in one transaction or a series of related transactions:

(a)	any person acquires beneficial ownership, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding voting shares for the election of directors;

(b)	a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in its shareholders immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event;

(c)	the sale or other disposition of all or substantially all the assets of the Corporation;

(d)	a liquidation or dissolution of the Corporation; or

(e)	any similar event deemed by the Plan Administrators to constitute a change of control for the purposes of the 2023 Equity Incentive Plan.

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OTHER MATTERS COMING BEFORE THE MEETING

The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

EXECUTIVE COMPENSATION

The following provides information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Corporation to:

●	Calvyn Gardner (the Corporation’s Former Co-Chair and Former Co-Chief Executive Officer), Ana Cristina Cabral (the Corporation’s Current Co-Chair and Chief Executive Officer), Felipe Peres (the Corporation’s Former Chief Financial Officer), Rodrigo Menck (the Corporation’s Current Chief Financial Officer), Brian Talbot (the Corporation’s Chief Operating Officer) and Rodrigo Roso (the Corporation’s Chief Legal Officer) (together, the “Named Executive Officers”), and

●	the directors of the Corporation that are not Named Executive Officers.

Compensation Discussion and Analysis

Introduction

The purpose of this compensation discussion and analysis is to describe the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Named Executive Officers, and to the directors of the Corporation.

While there is no present intention to make any material changes to the executive compensation program described in this section, the Board may review the executive compensation program and, if determined appropriate, may make changes they consider appropriate.

Compensation Philosophy and Objectives

The executive compensation program is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The Corporation designed its executive compensation program for senior executive officers to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of Shareholders. Senior executive officers will be motivated through the program to enhance long-term Shareholder value.

Elements of Compensation

The Board, acting on the recommendation of the Corporate Governance, Nomination and Compensation Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The Corporation relies primarily on discussions between the Corporate Governance, Nomination and Compensation Committee and the Board to determine compensation. The executive compensation program consists of two components: (i) base compensation, and (ii) a long-term compensation component in the form of Awards under the Existing Equity Incentive Plan and, subject to ratification and approval by the Shareholders at the Meeting, the 2023 Equity Incentive Plan. Both components are determined and administered by the Board.

Base Compensation

Base compensation for the senior executive officers is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions and the Corporation’s cash position. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Corporation to compete for and retain executive officers critical to the Corporation’s long-term success.

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Awards and Other Long-Term Compensation

To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants will be granted Options and/or RSUs under the 2023 Equity Incentive Plan (subject to ratification and approval by Shareholders at the Meeting). The maximization of Shareholder value is encouraged by granting long-term equity incentives in the form of Options and/or RSUs under the 2023 Equity Incentive Plan. Consideration is given to distributing long-term equity incentives amongst the various organizational levels including directors, officers and consultants. The Chief Executive Officer makes recommendations for the Chief Financial Officer and other key employees. These recommendations take into account factors such as Awards made in previous years, the number of long- term equity incentives outstanding per individual and the level of responsibility.

Performance Graph

The following table and graph compare the cumulative total shareholder return for CAD$100 invested in Common Shares on December 31, 2017 against the cumulative total shareholder return of the S&P/TSX Venture Composite Index.

	2017	2018	2019	2020	2021	2022
Sigma Lithium Corporation	100.00	205.26	205.26	314.74	1368.42	4008.42
S&P/TSX Venture Composite Index	100.00	65.50	67.89	102.90	110.40	67.03

As demonstrated above, the market price of the Common Shares outperformed the S&P/TSX Venture Composite Index over the applicable period. The Corporation’s share performance over the applicable period was influenced by the state of lithium markets and prices and the positive advancement of the Corporation’s lithium projects. The trend in overall compensation paid to the Corporation’s executive officers over the past three years has generally reflected the performance of the market price of the Common Shares or the S&P/TSX Venture Composite Index. The value of long-term incentive compensation in the form of Awards is influenced by the Common Share price performance.

Share-Based and Option-Based Awards

To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants will be granted Options and/or RSUs under the 2023 Equity Incentive Plan (subject to ratification and approval by Shareholders at the Meeting). Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Corporation. In addition to these assessments, previous grants are considered when the Corporate Governance, Nomination and Compensation Committee and/or the Board analyzes the possibility of new grants to eligible Participants under the Equity Incentive Plan. Subject to adjustment in certain circumstances as discussed below, the Equity Incentive Plan (together with all other security-based compensation plans of the Corporation) authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Existing Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards.

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Compensation Governance

The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses and Awards, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The current members of the Corporate Governance, Nomination and Compensation Committee are Frederico Marques (Chair, independent), Gary Litwack (independent), and Marcelo Paiva (non-independent). A new formation of the Corporate Governance, Nomination and Compensation Committee will take place if the shareholders of the Corporation elect the directors nominees recommended by the Board at the Meeting. See “Election of Directors – Director Nominees”.

Since compensation practices can have unintended risk consequences, the Board reviews its compensation policies to identify any practice that might encourage an employee to expose the Corporation to unacceptable risks. It is not believed that the compensation program encourages excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value, which allows employees to focus on the Corporation’s business; and (ii) the long-term equity incentives encourage a long-term perspective due to the vesting provisions of the Awards. There is no current intention to implement a policy which prohibits any Named Executive Officer or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

A summary of the corporate governance practices of the Corporation can be found under the heading “Corporate Governance Practices”.

Summary Compensation Table

The following table provides information for the three most recently completed financial years of the Corporation ended December 31, 2022 regarding all compensation paid to or earned by the Named Executive Officers.

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Name and Principal Position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans	Long-term incentive plans
Ana Cabral Current Co-Chair Chief Executive Officer Director	2022 2021 2020	$288,314 $215,000 Nil	Nil $25,625,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$15,776.52 $14,275 $6,912	$304,090.52 $25,854,275 $6,912
Rodrigo Menck(2) Current Chief Financial Officer	2022 2021 2020	$15,126 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$1,476.06 N/A N/A	$16,602.06 N/A N/A
Brian Talbot(3) Current Chief Operating Officer	2022 2021 2020	$335,000 N/A N/A	$8,714,482.20 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$2,500 N/A N/A	$9,051,982.20 N/A N/A
Rodrigo Roso(4) Current Chief Legal Officer	2022 2021 2020	$121,919 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$121,919 N/A N/A
Calvyn Gardner(5) Former Co-Chair Former Co-Chief Executive Officer Director	2022 2021 2020	$296,573 $112,157 $192,712	Nil $25,625,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$28,982.81 $22,052 $22,764	$325,555.81 $25,759,209 $215,476
Felipe Peres(2) Former Chief Financial Officer	2022 2021 2020	$210,318 $184,720 N/A	Nil Nil Nil	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	$210,318 $184,720 N/A

Notes:

(1)	During the financial year ended December 31, 2021, Calvyn Gardner and Ana Cabral each were granted 2,500,000 RSUs. Mr. Gardner exercised 2,500,000 RSUs on November 3, 2022. Mr. Gardner sold 500,000 Common Shares in January 2023. Ms. Cabral exercised 350,000 RSUs on January 26, 2023 and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted will vest upon successful execution of a plan to achieve a net zero carbon target. See “Election of Directors – Director Nominees” for information relating to such grants and exercises.
(2)	Mr.Peres stepped down as Chief Financial Officer and Mr. Menck was appointed Chief Financial Officer on January 20, 2023.
(3)	Mr. Talbot was appointed as the Chief Operating Officer on July 18, 2022.
(4)	Mr. Roso was appointed as the Chief Legal Officer on May 15, 2022.
(5)	Mr. Gardner stepped down as Co-Chair and Co-Chief Executive Officer on January 20, 2023.

Employment Agreements

Each of the Named Executive Officers has entered into a similar form of executive employment agreement with the Corporation (the “Employment Agreements”). The Employment Agreements include (among others) provisions for their respective base salaries (US$341,848 (C$444,915) to Ms. Cabral, C$420,000 per year for Mr. Talbot, BRL$1,560,000 (C$393,264) per year for Mr. Menck, and US$140,000 (C$182,210) per year for Mr. Roso).

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For the former Chief Executive Officer, Mr. Gardner, the provision for his base salary was C$286,000, until January 20, 2023, when he stepped down as Chief Executive Officer.

For the former Chief Financial Officer, Mr. Peres, the provision for his base salary was C$195,000, until January 20, 2023, when he stepped down as Chief Financial Officer.

The Employment Agreements also contain termination and confidentiality provisions as follows:

Termination - The Corporation may immediately terminate the employment of a Named Executive Officer at any time for “Cause” (as such term is defined in the Employment Agreements) by written notice to the Named Executive Officer. In such case, the Corporation shall not be obligated to make any further payments under except any outstanding base salary, vacation pay, expense reimbursement, or benefits pursuant to the Employment Agreement owing up to the date of termination. The Corporation may terminate the employment of the Named Executive Officer at any time without Cause. In such case, the Corporation shall only be required to pay or provide to the Named Executive Officer any outstanding base salary, vacation pay, expense reimbursement, or benefits pursuant to the Employment Agreement owing up to the date of termination, plus any other minimum statutory entitlements owed up to the date of termination. If the employment of the Named Executive Officer is terminated, the Named Executive Officer’s employment with the Corporation shall cease and the Corporation shall not be obligated to make any payments to the Named Executive Officer, other than as expressly provided for in the Employment Agreement.

Confidentiality - Each Named Executive Officers provided a covenant and agreed not to disclose any confidential information to any person, other than to the directors, officers, employees, or service providers of the Corporation, that have a need to know such information, nor shall a Named Executive Officer use or exploit, directly or indirectly, such information for any purpose other than for the purposes of the Corporation, nor disclose or use for any purpose, other than for those of the Corporation, the private affairs of the Corporation, or any other information which such person may acquire during employment with the Corporation, with respect to the business and affairs of the Corporation. Notwithstanding the foregoing, this restriction shall not apply to information (i) that the Corporation has given the Named Executive Officer written consent to disclose; (ii) which becomes public knowledge without breach of the Employment Agreement; or (iii) the disclosure of which is required by law or pursuant to a subpoena or order issued by a court, arbitrator or governmental body, agency or official, provided that the Named Executive Officer complies with the terms of the Employment Agreement.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table provides a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of December 31, 2022.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised stock options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money stock options (CAD$)	Number of shares or units of shares that have not vested (#)(1)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ana Cabral Co-Chair Chief Executive Officer Director	Nil	Nil	Nil	Nil	500,000 RSUs	$5,125,000(6)	2,500,000 RSUs $25,625,000
Rodrigo Menck(2) Current Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Talbot(3) Current Chief Operating Officer	Nil	Nil	Nil	Nil	1,000,000 RSUs	$8,714,482.20	Nil

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Rodrigo Roso(4) Current Chief Legal Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Calvyn Gardner(5) Former Co-Chair Former Co-Chief Executive Officer Director	Nil	Nil	Nil	Nil	500,000 RSUs	$5,125,000(6)	Nil
Felipe Peres(2) Former Chief Financial Officer	Nil	Nil	Nil	Nil	255,000 RSUs	$1,269,900(7)	Nil

Notes:

(1)	During the financial year ended December 31, 2021, Calvyn Gardner and Ana Cabral each were granted 3,000,000 RSUs. Mr. Gardner exercised 2,500,000 RSUs on November 3, 2022. Mr. Gardner sold 500,000 Common Shares in January 2023. Ms. Cabral exercised 350,000 RSUs on January 26, 2023 and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted will vest upon successful execution of a plan to achieve a net zero carbon target. See “Election of Directors – Director Nominees” for information relating to such grants and exercises.
(2)	Mr. Peres stepped down as Chief Financial Officer and Mr. Menck was appointed Chief Financial Officer on January 20, 2023.
(3)	Mr. Talbot was appointed as the Chief Operating Officer on July 18, 2022.
(4)	Mr. Roso was appointed as the Chief Legal Officer on May 15, 2022.
(5)	Mr. Gardner stepped down as Co-Chair and Co-Chief Executive Officer on January 20, 2023. At such time, 500,000 RSUs held by Mr. Gardner were cancelled.
(6)	The market value of the RSUs considers the value of the Common Share as of September 8, 2021, when the RSUs were originally granted, given that it is not possible to estimate a specific date for the vesting, which is connected to a future and uncertain event (the successful execution of a plan to achieve a net zero carbon target
(7)	The market value of the RSUs considers the value of the Common Share as of March 4, 2021, when the RSUs were originally granted, given that it is not possible to estimate a specific date for the vesting, which is connected to a future and uncertain event (change of control, as defined by the Existing Equity Incentive Plan

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a summary of value vested during the financial year of the Corporation ended December 31, 2022 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year (CAD$)	Share-based awards – value vested during the year ($)(1)	Non-equity incentive plan compensation – value earned during the year ($)
Ana Cabral	Nil	$25,625,000	Nil
Rodrigo Menck(2)	Nil	Nil	Nil
Brian Talbot(3)	Nil	Nil	Nil
Rodrigo Roso(4)	Nil	Nil	Nil
Calvyn Gardner(5)	Nil	$25,625,000	Nil
Felipe Peres(2)	Nil	Nil	Nil

Notes:

(1)	During the financial year ended December 31, 2021, Calvyn Gardner and Ana Cabral each were granted 3,000,000 RSUs. Mr. Gardner exercised 2,500,000 RSUs on November 3, 2022. Mr. Gardner sold 500,000 Common Shares. Ms. Cabral exercised 350,000 RSUs on January 26, 2023 and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted will vest upon successful execution of a plan to achieve a net zero carbon target. See “Election of Directors – Director Nominees” for information relating to such grants and exercises.
(2)	Mr. Peres stepped down as Chief Financial Officer and Mr. Menck was appointed Chief Financial Officer on January 20, 2023.
(3)	Mr. Talbot was appointed as the Chief Operating Officer on July 18, 2022.
(4)	Mr. Roso was appointed as the Chief Legal Officer on May 15, 2022.
(5)	Mr. Gardner stepped down as Co-Chair and Co-Chief Executive Officer on January 20, 2023.

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Director Compensation

Director Compensation Table

The following table provides information for the most recently completed financial year of the Corporation ended December 31, 2022 regarding all compensation paid to the non-executive directors of the Corporation:

Name	Fees Earned ($)	Share-based awards ($)(1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gary Litwack	Nil	$9,934,000	Nil	Nil	Nil	Nil	$9,934,000
Frederico Marques	Nil	$10,107,845	Nil	Nil	Nil	Nil	$10,107,845
Marcelo Paiva	Nil	$16,664,285	Nil	Nil	Nil	Nil	$16,664,285
Dana M. Perlman	$70,762	Nil	Nil	Nil	Nil	Nil	$70,762

Notes:

(1) During the financial year ended December 31, 2022, 739,000 RSUs were vested by non-executive directors, as detailed as detailed below: (i) Mr. Litwack vested 200,000 RSUs; (ii) Mr. Marques vested 203,500 RSUs; and (iii) Mr. Paiva vested 335,500 RSUs.

Outstanding Share-Based and Option-Based Awards

The following table provides a summary of all share-based and option-based awards effectively granted to each of the non-executive directors of the Corporation outstanding as of December 31, 2022.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised stock options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money stock options (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
Gary Litwack	Nil	Nil	Nil	Nil	Nil	Nil	400,000 RSUs (vested but not exercised) $9,934,000
Frederico Marques	Nil	Nil	Nil	Nil	Nil	Nil	203,500 RSUs (vested but not exercised) $10,107,845
Marcelo Paiva	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dana M. Perlman	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Considering the financial year ended December 31, 2021: (i) Mr. Litwack has a total of 400,000 RSUs and not yet exercised; (ii) Mr. Marques has a total of 203,500 RSUs vested and not yet exercised; and (iii) Mr. Paiva has exercised all its vested shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as of December 31, 2022, being the Existing Equity Incentive Plan. The Existing Equity Incentive Plan was the only equity compensation plan of the Corporation as of December 31, 2022. See also “Summary of Existing Equity Incentive Plan”.

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Plan Category	Number of securities to be issued upon exercise of outstanding Awards		Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	6,055,165	(1)	$2.23	4,656,213	(2)
Total	6,055,165	(1)	$2.23	4,656,213	(2)

Notes:

(1)	Calculated based upon 6,045,165 RSUs and 10,000 Options being issued and outstanding as at December 31, 2022.
(2)	The maximum number of Common Shares that are issuable to Participants that may be subject to Awards under the Equity Incentive Plan is 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of establishing the Existing Equity Incentive Plan).

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at the date hereof, being the Existing Equity Incentive Plan and the 2023 Equity Incentive Plan. See also “Summary of 2023 Equity Incentive Plan” and “Summary of Existing Equity Incentive Plan”.

Plan Category	Number of securities to be issued upon exercise of outstanding Awards		Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	3,555,165	(1)	$2.23	4,656,213	(2)
Equity compensation plans not approved by security holders	Nil		Nil	4,656,213
Total	3,555,165	(1)	$2.23	4,656,213	(2)

Notes:

(1)	Calculated based upon 3,545,165 RSUs and 10,000 Options being issued and outstanding as at the date hereof.
(2)	The maximum number of Common Shares that are issuable to Participants that may be subject to Awards under the 2023 Equity Incentive Plan and the Existing Equity Incentive Plan and all other security-based compensation plans of the Corporation is 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of establishing the Existing Equity Incentive Plan).

Summary of the Existing Equity Incentive Plan

The Board has adopted the Existing Equity Incentive Plan as more fully described below, which was first approved by the Shareholders at the 2019 annual and special meeting of the Shareholders and most recent approved, as amended, by the Shareholders at the 2022 annual and special meeting of the Shareholders.

As of the date hereof, there are Options to acquire 10,000 Common Shares and outstanding RSUs to acquire 3,545,165 Common Shares under the Existing Equity Incentive Plan. Should the Shareholders ratify and approve the 2023 Equity Incentive Plan at the Meeting, no further grants of Awards will be made under the Existing Equity Incentive Plan.

The Existing Equity Incentive Plan is available to bona fide (i) directors of the Corporation, (ii) officers, consultants and employees of the Corporation and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof, being the Participants, all as selected by the Board or a committee appointed by the Board to administer the Existing Equity Incentive Plan, being the Plan Administrators.

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The objective of the Existing Equity Incentive Plan is to encourage increased long term equity participation in the Corporation by Participants. The Existing Equity Incentive Plan is intended to facilitate long term ownership of Common Shares by Participants and to provide Participants with additional incentives by increasing their interest, as owners, in the Corporation. As well, it is believed that the Existing Equity Incentive Plan will encourage Participants to remain with the Corporation and will also attract new employees to the Corporation.

Awards

Awards granted under the Existing Equity Incentive Plan may consist of Options to acquire Common Shares and RSUs. Each Award will be subject to the terms and conditions set forth in the Existing Equity Incentive Plan and to those other terms and conditions specified by the Plan Administrators and memorialized in a written award agreement. Previous grants of Awards will be taken into account as part of the process when considering new grants, as well as the performance of the Corporation and its subsidiaries and the individual performance of the Participant in question.

Shares Subject to the Incentive Plan; Outstanding Awards

Subject to adjustment in certain circumstances as discussed below, the Existing Equity Incentive Plan authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Existing Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards.

Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant may be the grantee of Awards with respect to more than 5% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained. In addition, (i) the number of Shares issuable to Insiders (as a group), at any time, pursuant to the Plan and any other Security Based Compensation Plan adopted by the Corporation, cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (ii) the number of Shares issued to Insiders (as a group), within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (iii) the number of Shares issued to any one Service Provider, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; (iv) the number of Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; and (v) the number of Shares issued to any one Consultant, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares. Participants retained to provide Investor Relations Activities shall only be eligible to be granted Awards in the form of Options.

If, and to the extent, Awards granted under the Existing Equity Incentive Plan expire, terminate, are cancelled, or are forfeited for any reason without having been exercised in full, the Common Shares associated with those Awards will again become available for grant under the Existing Equity Incentive Plan.

In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Common Shares, substitutions or adjustments will be made by the Plan Administrators in their discretion to: (i) the aggregate number, class and/or issuer of the securities reserved for issuance under the Existing Equity Incentive Plan (including, but not limited to, with respect to the aggregate number of Awards any one Participant may be granted during any period); (ii) the number, class and/or issuer of securities subject to outstanding Awards; and (iii) the exercise price of outstanding Awards, in each case in a manner that reflects equitably the effects of such event or transaction.

Administration

The Existing Equity Incentive Plan is administered and interpreted by the Plan Administrators. The Plan Administrators have full authority to grant Awards under the Existing Equity Incentive Plan and determine the terms of such Awards, including the persons to whom Awards are to be granted, the type and number of Awards to be granted and the number of Common Shares to be covered by each Award.

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The Plan Administrators also have full authority to specify the time(s) at which Awards will be exercisable or settled.

Eligibility

Directors, officers and employees of the Corporation and its subsidiaries and designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof are eligible to participate in the Incentive Plan.

Options

The Existing Equity Incentive Plan provides that the Plan Administrators may grant Options. Any Options granted under the Existing Equity Incentive Plan will have a maximum term of ten years and will be exercisable at a price not less than the Fair Market Value of a Common Share. “Fair Market Value” for purposes of the Existing Equity Incentive Plan means, as of any date: (i) if the Common Shares are not then publicly traded, the fair market value of a Common Share on the day immediately preceding such date, as determined by the Plan Administrators in their sole and absolute discretion; or (ii) if the Common Shares are publicly traded, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Common Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price (as such term is defined in the policies of the TSXV) as of such date, the Fair Market Value shall be the Discounted Market Price as of such date)) or, if the Common Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date; provided that if there has not been at least five trading days in such period in which Common Shares have traded then for purposes of item (ii) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there have been trades are to be used.

Initially, Options will vest, subject to the right of the Plan Administrators to determine at the time of grant that a particular Option will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on an earlier date for any reason: (i) on and after the first anniversary of the date of grant, as to 20% of such Options; (ii) on and after the second anniversary of the date of grant, as to a further 20% of such Options; (iii) on and after the third anniversary of the date of grant, as to a further 20% of such Options; (iv) on and after the fourth anniversary of the date of grant, as to a further 20% of such Options; and (v) on and after the fifth anniversary of the date of grant, as to the remaining 20% of such Options. In addition, vesting of Options may be subject to performance tests at the discretion of the Plan Administrators. The vesting terms set out in the Existing Equity Incentive Plan will supersede any other vesting terms previously proposed by the Corporation.

Notwithstanding the foregoing, the Existing Equity Incentive Plan provides that in the event that the term of an Option expires during a “blackout period” imposed by the Corporation, the Option will expire on the date (the “Blackout Expiration Date”) that is ten business days following the end of the blackout period. The Blackout Expiration Date will not be subject to the discretion of the Plan Administrators.

Restricted Share Units

The Existing Equity Incentive Plan provides that the Plan Administrators may grant Awards of RSUs. An RSU is a contractual promise to issue Common Shares and/or cash in an amount equal to the Fair Market Value of the Common Shares subject to the Award, at a specified future date. Each RSU will initially have a value equal to the Fair Market Value of a Common Share when the subject Award is made. Each RSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions, a distribution from the Corporation of either (i) one Common Share, or (ii) an amount in cash equal to the Fair Market Value of one Common Share on the date of distribution. Any RSUs under the Existing Equity Incentive Plan will have a maximum term of ten years. Initially, RSUs will vest on and after the third anniversary of the date of grant, subject to the right of the Plan Administrators to determine at the time of grant that a particular RSU will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular RSU will be exercisable in whole or in part on an earlier date for any reason. In addition, vesting of RSUs may be subject to performance tests at the discretion of the Plan Administrators.

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An Award of RSUs may be settled in Common Shares, cash, or in any combination of Common Shares and cash, at the sole discretion of the Plan Administrators when the subject Award is made.

Participants retained to provide Investor Relations Activities shall not be eligible to be granted RSUs.

Effects of Termination of Service

Unless otherwise permitted by the Board:

Death: If a Participant’s service terminates by reason of death, any Option or RSU held by such Participant will be immediately fully vested and exercisable and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of death. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Retirement: In the event of the retirement of a Participant from employment, any Option or RSU held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of retirement (or 30 days after the date such Participant ceases to be retired and is employed by a competitor of the Corporation).

Resignation/Natural Termination: In the event of the resignation of a Participant, or a Participant’s contract as a Service Provider (as defined in the Existing Equity Incentive Plan) terminates at its normal termination date, any unvested Option or RSU held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and 30 days following the date of resignation or the normal termination date, as applicable.

Disability: If a Participant’s service terminates by reason of disability, any Option or RSU held by such Participant may thereafter be exercised by the Participant to the extent it was exercisable at the time of termination, for a period ending on the earlier of the applicable expiry date and 12 months following the date of termination by reason of disability. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative, as applicable, entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course.

Termination Without Cause: If a Participant’s service as an employee is terminated without cause (as defined in the Existing Equity Incentive Plan), or a Participant’s contract as a Service Provider is terminated before its normal termination date without cause:

(d)	any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and six months following the date of termination.

(e)	such number of unvested RSUs held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

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(f)	such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
Number of months from the date of grant of the Options to the latest vesting date of the Options

Termination With Cause: If a Participant’s service is terminated for cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for cause: (i) any Option or RSU held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Common Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Common Shares, if any.

Ceasing to Hold Office: In the event that a Participant who is not an employee or Service Provider ceases to hold office as a director: (i) if it was the Participant’s decision to cease to hold office, the provisions above related to resignation will apply; and (ii) otherwise, the provisions above related to termination without cause will apply.

Assignability

Except as may otherwise be specifically determined by the Plan Administrators with respect to a particular Award, Awards will not be assignable or transferrable by a Participant, other than by will or by the laws of descent or distribution.

Amendment and Termination of the Existing Equity Incentive Plan

The Plan Administrators have the ability, in their sole discretion, to amend, suspend or terminate the Existing Equity Incentive Plan; provided that no such amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award.

The Plan Administrators do not have the ability, without approval of the Shareholders, to make amendments to the Existing Equity Incentive Plan for any of the following purposes:

(g)	to increase the maximum number of Common Shares that may be issued.

(h)	to reduce the exercise price of Options to less than the Fair Market Value.

(i)	to reduce the exercise price or extend the term of Options for the benefit of an insider of the Corporation (which shall require disinterested shareholder approval).

(j)	to extend the expiry date of Awards for the benefit of any Participant (including insiders of the Corporation).

(k)	to increase the maximum number of Common Shares issuable to insiders of the Corporation; or

(l)	to amend the amending provisions of the Existing Equity Incentive Plan.

The Plan Administrators have the ability to, in accordance with the Existing Equity Incentive Plan and subject to the receipt of any required regulatory approval, where required, in their sole discretion, make amendments to the Existing Equity Incentive Plan including, but not limited to:

(f)	amendments of a technical, clerical, or “housekeeping” nature, or to clarify any provision.

(g)	termination of the Existing Equity Incentive Plan.

(h)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements.

(i)	amendments in respect of the vesting provisions of any Awards; and

(j)	amendments to the termination provisions of Awards granted under the Existing Equity Incentive Plan that do not entail an extension beyond the original expiry date.

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Change of Control

Upon or in anticipation of any change of control of the Corporation, the Plan Administrators have the ability, in their sole and absolute discretion and without the need for the consent of any Participant, to cancel any Award in exchange for a substitute award of a successor entity, cause all outstanding Options and Restricted Share Units to become vested and immediately exercisable upon completion of the Change in Control and cause all outstanding Options and Restricted Share Units to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Shares issuable thereunder) or such Restricted Share Units to the Change in Control transaction. Substitute awards must have no less economic value, nor more stringent performance conditions, and similar vesting schedules as existing Awards. Notwithstanding the foregoing, any vested Options or RSUs will continue to be exercisable until the occurrence of the change of control. With respect to any change of control transaction, the Board will cause all outstanding Options and RSUs to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Common Shares issuable thereunder) or such RSUs to the change of control transaction.

A change of control for purposes of the Existing Equity Incentive Plan means the occurrence of any of the following, in one transaction or a series of related transactions:

(f)	any person acquires beneficial ownership, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding voting shares for the election of directors.

(g)	a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in its shareholders immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event.

(h)	the sale or other disposition of all or substantially all the assets of the Corporation.

(i)	a liquidation or dissolution of the Corporation; or

(j)	any similar event deemed by the Plan Administrators to constitute a change of control for the purposes of the Existing Equity Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or in the Corporation’s Management Discussion and Analysis for the year ended December 31, 2022, a copy of which has been filed on the SEDAR and is available under the Corporation’s profile at www.sedar.com, there are no material interests, direct or indirect, of directors, executive officers of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s most recently completed financial year.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular in respect of the New 2023 EIP Resolution, management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

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CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Board of Directors

For the period ended on December 31, 2022, the Board consisted of six directors, being Ana Cabral, Frederico Marques, Gary Litwack, Marcelo Paiva, Dana M. Perlman, and Calvyn Gardner. Three directors, being Gary Litwack, Dana M. Perlman, and Frederico Marques are independent for the purposes of NI 58-101. Ana Cabral (as Chief Executive Officer) and Calvyn Gardner (as Former Chief Executive Officer) are not independent. Marcelo Paiva is not independent as a result of him being portfolio manager of A10 FIA (which owns more than 10% of the outstanding Common Shares) and a Managing Partner of A10 Investimentos. None of the directors participates in other reporting issuers. If elected by the Shareholders at the Meeting, all new director nominees will be independent.

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in-camera session among the independent and disinterested directors.

The attendance record of each director for all Board and Committee meetings held during the fiscal year ended December 31, 2022, while the relevant director was on the Board is as follows:

Director	Board Meetings
Ana Cabral	8 of 8
Gary Litwack	8 of 8
Frederico Marques	8 of 8
Marcelo Paiva	8 of 8
Dana M. Perlman	8 of 8
Calvyn Gardner	8 of 8

Board Mandate

The Board is responsible for the overall stewardship of the Corporation and dealing with issues which are pivotal to determining the Corporation’s strategy and direction. The Board has established a written mandate, which is attached hereto as Schedule “A”.

Position Descriptions

The Board has established position descriptions for the Chair of the Board and Chief Executive Officer positions.

The Chair of the Board shall: (a) be satisfied that the Board is alert to its obligations to the Corporation; (b) determine the dates and locations of meetings of the Board and of the Shareholders; (c) set agendas for Board meetings; (d) be satisfied that the Board receives adequate and regular updates from senior management on all issues important to the welfare and future of the Corporation and its subsidiaries; (e) except as otherwise authorized by the by-laws, chair all meetings of the Board and of the Shareholders and ensure that all business required to come before such meetings is brought before the respective meeting, discussed and brought to resolution, as required; (f) maintain a liaison and communication with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees; (g) provide the Board with leadership to assist with effectively carrying out its duties and responsibilities; and (h) be satisfied that information requested by members of the Board or committees of the Board is provided and meets their needs.

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The Chief Executive Officer shall, among other things: (a) provide leadership and vision for the Corporation; (b) provide general supervision and management of the day-to-day affairs of the Corporation; (c) manage relationships with the Corporation’s stakeholders, subject to compliance with the Corporation’s corporate disclosure policy; (d) ensure appropriate policies and procedures of the Corporation are developed, maintained and disclosed; (e) ensure that the Corporation has complied with all regulatory requirements for the Corporation’s financial information, reporting, disclosure requirements and internal controls over financial reporting; and (f) identify the principal risks of the Corporation’s business and implement appropriate systems to manage these risks.

The Board has not developed a position description for the Corporate Governance, Nomination and Compensation Committee, the Technical Committee, the Finance Committee, or the Environmental Sustainability and Social Impact Committee (the “ESG Committee”). The Corporation is in the process of completing an internal corporate governance review, which once completed will address the position description for the mentioned committees.

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new members of the Board are provided with:

(a)	a copy of the policies and mandates of the Board and its committees and copies of the Corporation’s corporate governance policies, which provides information respecting the functioning of the Board.

(b)	access to recent, publicly filed documents of the Corporation.

(c)	access to management; and

(d)	access to legal counsel in the event of any questions relating to the Corporation’s compliance and other obligations.

Members of the Board are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Corporation, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records.

Ethical Business Conduct

In establishing its corporate governance practices, the Board has been guided by applicable Canadian securities legislation and the guidelines of the TSXV for effective corporate governance, including NP 58-201. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of its Shareholders, but that it also promotes effective decision making at the Board level.

The Corporation has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Corporation and its subsidiaries. A copy of the Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com. The Board monitors compliance with the Code of Business Conduct and Ethics in accordance with the written procedures therein.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

In addition to the Code of Business Conduct and Ethics, the Corporation has adopted a Whistleblower Policy.

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Nomination of Directors and Compensation

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. In identifying potential candidates, the Board considers a number of factors, including, what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision making and the performance of individual directors. The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the nomination of directors of the Corporation and assesses directors on an ongoing basis. For the period ended on December 31, 2022, the Corporate Governance, Nomination and Compensation Committee of the Board consisted of Frederico Marques (Chair, independent), Marcelo Paiva (non-independent), and Gary Litwack (independent). A majority of the members of the Corporate Governance, Nomination and Compensation Committee are independent.

The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses and Awards, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required.

Board Committees

The Board has established the following committees(1):

Notes:

(2)       The composition of the committees refers to the period ended on December 31, 2022 and as at the date hereof. Should the director nominees be elected by Shareholders at the Meeting, the Board shall approve a new composition for each of the committees.

Audit Committee	Gary Litwack, Chair Frederico Marques Dana M. Perlman
Corporate Governance, Nomination and Compensation Committee	Frederico Marques, Chair Marcelo Paiva Gary Litwack
Technical Committee	Vicente Lobo, Co-Chair Wes Roberts, Co-Chair Ana Cristina Cabral Brian Talbot
Finance Committee	Dana M. Perlman, Chair Ana Cristina Cabral Marcelo Paiva
ESG Committee	Ana Cristina Cabral, Chair Dana M. Perlman Maria José Gazzi Salum, Senior Advisor

Audit Committee

For a description of the Audit Committee, see “Audit Committee” herein.

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses, stock options and any share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Corporate Governance, Nomination and Compensation Committee is responsible for recommending to the Board new director nominees and for assessing current directors on an ongoing basis. The Corporate Governance, Nomination and Compensation Committee is also responsible for reviewing Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities.

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Technical Committee

The Technical Committee is responsible for overseeing all of the technical aspects of the Corporation’s mineral properties, including material exploration, development, permitting, and mining operations.

Finance Committee

The Finance Committee assists the Board in monitoring and reviewing the Corporation’s financial structure, financing needs and activities, investment policies and financial risk management programs and makes recommendations to the Board in connection therewith.

ESG Committee

The ESG Committee advises and supports the Chief Executive Officer in determining and implementing the Corporation’s wide range environmental and social sustainability initiatives, based on the selected sustainable development goals for each of the two aspects of ESG: “E” environmental and “S” social. The key initiatives of the ESG Committee are: (i) establishing the Investment Agency which encompasses the coordination of the social programs of the Corporation; and (ii) overseeing strategy and coordinating with the Technical Committee to drive the Corporation to its ambitious net zero 2024 targets (measured as emissions minus carbon credits), within this Decade of Action and 26 years ahead of United Nations’ 2050 targets.

Assessments

The Board is responsible to assess, on an ongoing basis, its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board’s execution of its responsibilities. The review will identify any areas where the directors of the Corporation or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation. The Board is also responsible for regularly assessing the effectiveness and contribution of each director, having regard to the competencies and skills each director is expected to bring to the Board.

Term Limits

The Corporation has not instituted director term limits. The Corporation believes that in taking into account the nature and size of the Board and the Corporation, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Corporation. In lieu of imposing term limits, the Corporation regularly monitors director performance through annual evaluations and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Corporation analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Corporation has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Designated Group Representation in Management and on the Board

The Corporation extends opportunities to all internal personnel and outside candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and strives for diversity of experience, perspective and education. The Corporation encourages representation of “designated groups” (being women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities, and members of visible minorities) on the Board and in executive officer positions. Although the Corporation currently does not yet have a written policy relating to designated group representation, the Corporation has considered the level of designated group representation in its executive officer positions and on the Board in previous nominations.

For the period ended on June 30, 2023, the Corporation currently had six Board members, two of whom are women (33% in percentage terms), and four executive officers, one of whom is a woman (25% in percentage terms), being the Co-Chair and Chief Executive Officer of the Corporation. The directors nominees are a total of seven, two of whom are women or from diversity groups (28.6% in percentage terms).

The Corporation’s focus has always been, and will continue to be, working to attract the highest quality executive officers and Board candidates with special focus on the skills, experience, character and behavioural qualities of each candidate.

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AUDIT COMMITTEE

The purpose of the Corporation’s Audit Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation.

Pursuant to NI 52-110, the Corporation is required to disclose certain information with respect to its Audit Committee. Such information can be found under the heading “Audit Committee Information” in the most recent annual information form of the Corporation dated June, 2023 as filed by the Corporation on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Financial information of the Corporation is provided in the Corporation’s financial statements, management’s discussion and analysis, and annual information form for its most recently completed financial year. A copy of these documents may be obtained by contacting the Corporation’s Chief Financial Officer at Suite 2200, HSBC Building, 885 West Georgia St. Vancouver, BC V6C 3E8 Canada.

Copies of these documents as well as additional information relating to the Corporation contained in documents filed by the Corporation with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com.

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SCHEDULE “A” Board Mandate

This Board of Directors Mandate (this “Mandate”) has been adopted by the Board (as defined below) as of September, 2022.

1.	GENERAL

The Board of Directors (the "Board") of Sigma Lithium Corporation (together with its subsidiaries, as applicable, the "Corporation") is responsible for the stewardship of the Corporation's affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders.

The primary responsibilities of the Board are:

(a)	to maximize long term shareholder value;

(b)	to approve the strategic plan of the Corporation;

(c)	to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters;

(d)	to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation;

(e)	to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and

(f)	to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders.

2.	COMPOSITION AND OPERATION

The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation's articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. Directors are elected to hold office for a term of one year. The composition of the Board must also meet any applicable Canadian residency requirements. The Board will analyze the application of the "independent" standard, as such term is defined in National Instrument 52-110 – Audit Committees, to individual members of the Board on an annual basis and disclose that analysis. The Board will in each year appoint a chairperson of the Board (the "Chair").

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including (i) selecting its Chair, (ii) nominating candidates for election to the Board, (iii) constituting committees of the Board and (iv) determining compensation for the directors. Subject to the articles and by-laws of the Corporation and the Canada Business Corporations Act (the "CBCA"), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to, committees of the Board.

3.	MEETINGS

The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings are called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board.

The Board will schedule regular sessions (at a minimum, during or immediately following each regularly scheduled Board meeting) for independent directors to meet without non-independent directors or members of management in attendance.

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4.	SPECIFIC DUTIES

(a)       Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for:

(i)	providing leadership and direction to the Corporation’s management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role;

(ii)	satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other senior officers of the Corporation, and promoting a culture of integrity throughout the Corporation;

(iii)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

(iv)	identifying the principle risks of the Corporation’s business, and promoting the implementation of appropriate systems to manage such risks;

(v)	approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers and employees of the Corporation with the provisions of the Code of Business Conduct and Ethics;

(vi)	reviewing and approving material transactions involving the Corporation, including any non-ordinary course (A) acquisitions and dispositions of material assets; and (B) material capital expenditures;

(vii)	approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge this duty and take any remedial action necessary;

(viii)	establishing methods by which interested parties may communicate directly with the Chair or with the independent directors as a group and cause such methods to be disclosed;

(ix)	developing written position descriptions for the Chair and for the chair of each Board committee;

(x)	succession planning, including appointing, training and making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee; and

(xi)	overseeing the Corporation’s internal control and management information systems.

(b)       Legal Requirements

(i)	The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

(ii)	The Board has the statutory responsibility to:

A.	manage the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

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D.	act in accordance with its obligations contained in the CBCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor;

C.	the appointment of additional directors;

D.	the issuance of securities, except in the manner and on the terms authorized by the Board;

E.	the declaration of dividends;

F.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation, except in the manner and on the terms authorized by the Board;

G.	the payment of a commission to any person in consideration of such person's purchasing or agreeing to purchase shares of the Corporation from the Corporation, or procuring or agreeing to procure purchasers for any shares of the Corporation;

H.	the approval of management proxy circulars;

I.	the approval of any financial statements to be placed before the shareholders of the Corporation at an annual general meeting; and

J.	the adoption, amendment or repeal of any by-laws of the Corporation.

(c)       Independence

The Board shall have the responsibility to:

(i)	implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate);

(ii)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iii)	provide an orientation and education program for newly appointed members of the Board.

(d)       Strategy Determination

The Board shall:

(i)	adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation's business; and

(ii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

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(e)       Managing Risk

The Board has the responsibility to identify and understand the principal risks of the Corporation's business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(f)       Appointment, Training and Monitoring of Senior Management

The Board shall:

(i)	appoint the CEO and other senior officers of the Corporation, approve (upon recommendations from the Corporate Governance, Nomination and Compensation Committee) their compensation, and monitor and assess the CEO's performance against a set of mutually agreed corporate objectives;

(ii)	ensure that a process is established that adequately provides for succession planning, including the appointment, training and monitoring of senior management;

(iii)	ensure continuing education opportunities are provided, as required, for all directors so that such individuals may maintain or enhance their skills and abilities as directors as well as to ensure their knowledge and understanding of the Corporation’s business remains current;

(iv)	establish limits of authority delegated to management; and

(v)	develop a written position description for the CEO.

(g)       Reporting and Communication

The Board has the responsibility to:

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards from time to time;

(iv)	verify the timely reporting of any other developments that have a significant and material impact on the Corporation;

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(vi)	develop appropriate measures for receiving stakeholder feedback.

(h)       Monitoring and Acting

The Board has the responsibility to:

(i)	review and approve the Corporation's financial statements (subject to the rights of the Board to delegate to the Audit Committee the review and approval of interim financial statements) and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation operates;

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(iv)	monitor the Corporation's progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances;

(v)	take such action as it determines appropriate when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi)	verify that the Corporation has implemented appropriate internal control and management information systems.

(i)       Other Activities

The Board may perform any other activities consistent with its mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to:

(i)	preparing and distributing the schedule of Board meetings for each upcoming year;

(ii)	calling meetings of the Board at such times and such places and providing notice of such meetings to all members of the Board in accordance with the by-laws of the Corporation; and

(iii)	ensuring that all regularly scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible.

(j)       Code of Business Conduct and Ethics

The Board shall be responsible to adopt a "Code of Business Conduct and Ethics" for the Corporation, and monitor compliance, with such code which shall address:

(i)	conflicts of interest;

(ii)	the protection and proper use of the Corporation's assets and opportunities;

(iii)	the confidentiality of information;

(iv)	fair dealing with various stakeholders of the Corporation;

(v)	compliance with laws, rules and regulations; and

(vi)	the reporting of any illegal or unethical behaviour.

5.	BOARD COMMITTEES

The Board shall at all times maintain: (a) an Audit Committee; and (b) a Corporate Governance, Nomination and Compensation Committee, each of which must report to the Board. Each such committee must operate in accordance with the by-laws, applicable law, its committee charter and the applicable rules of any stock exchange on which the Corporation’s securities are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by its by-laws and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

6.	DIRECTOR ACCESS TO MANAGEMENT

The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation's management, business and operations. Prior to any director of the Corporation initiating a formal discussion with any employee of the Corporation, including management, such director shall have the obligation to provide notice to the Chair and the Chief Executive Officer of the Corporation that the director intends on initiating such a discussion.

7.	DIRECTOR COMPENSATION

The Board, upon recommendation of the Corporate Governance, Nomination and Compensation Committee, will determine and review the form and amount of compensation to directors.

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SCHEDULE “B” 2023 Equity Incentive Plan

SIGMA LITHIUM CORPORATION
2023 EQUITY INCENTIVE PLAN

Section 1       Purpose; Definitions.

1.1             Purpose. The purposes of the Sigma Lithium Corporation Equity Incentive Plan (the “Plan”) are to enable Sigma Lithium Corporation (the “Corporation”) and its Affiliates (as defined herein) to:

(a)              recruit and retain highly qualified personnel,

(b)              provide those personnel with an incentive for productivity,

(c)              provide an opportunity to those personnel to earn competitive total compensation, and

(d)              provide those personnel with an opportunity to share in the growth and value of the Corporation.

1.2             Definitions. For purposes of the Plan, the following initially capitalized words and phrases will be defined as set forth below, unless the context clearly requires a different meaning:

“Affiliate” means any Person that is a Subsidiary of the Corporation, or directly or indirectly controls, or is controlled by, or is under common control with, the Corporation (or their successors).

“Award” means a grant of Options or Restricted Share Units pursuant to the provisions of the Plan.

“Award Agreement” means the written document that sets forth the terms of the particular Award.

“Black Out Period” means any period during which a policy of the Corporation prevents an Insider from trading in Shares.

“Board” means the board of directors of the Corporation, as constituted from time to time; provided, however, that if the Board appoints a Committee to perform some or all of the Board’s administrative functions hereunder pursuant to Section 2.1, references in the Plan to the “Board” will be deemed to also refer to that Committee in connection with matters to be performed by that Committee.

“Business Day” means a day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada.

“Cash Dividends” means dividends declared and paid in cash on any Shares.

“Cause” means (a) conviction of, or the entry of a plea of guilty or no contest to a crime that causes the Corporation or any of its Affiliates public disgrace or disrepute, or adversely affects the Corporation’s or any of its Affiliates’ operations or financial performance or the relationship the Corporation has with any of its Affiliates, (b) gross negligence or willful misconduct with respect to the Corporation or any of its Affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of employment or service; (c) refusal, failure or inability to perform any material obligation or fulfill any duty (other than any duty or obligation of the type described in item (e) below) to the Corporation or any of its Affiliates (other than due to a Disability), which failure, refusal or inability is not cured within ten days after delivery of notice thereof; (d) material breach of any agreement with or duty owed to the Corporation or any of its Affiliates; (e) any breach of any obligation or duty to the Corporation or any of its Affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights; or (f) any other conduct that constitutes “cause” at common law. Notwithstanding the foregoing, if a Participant and the Corporation (or any of its Affiliates) have entered into an employment agreement or other agreement that specifically defines “cause,” then with respect to such Participant, “Cause” shall have the meaning defined in that employment agreement or other agreement.

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“CEO” means the chief executive officer of the Corporation.

“Change in Control” means the occurrence of any of the following, in one transaction or a series of related transactions: (a) any Person acquires beneficial ownership within the meaning of the Securities Act, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding Shares for the election of Directors; (b) a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in the shareholders of the Corporation immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event; (c) the sale or other disposition of all or substantially all the assets of the Corporation (other than a transfer of financial assets made in the ordinary course of business for the purpose of securitization or other ordinary course activities); (d) a liquidation or dissolution of the Corporation; or (e) any similar event deemed by the Board to constitute a Change in Control for purposes of the Plan. Notwithstanding the foregoing provisions, a transaction or a series of related transactions will not constitute a Change in Control if such transaction(s) result(s) in the Corporation, any successor to the Corporation, or any successor to the Corporation’s business, being controlled, directly or indirectly, by the same Person or Persons who controlled the Corporation, directly or indirectly, immediately before such transaction(s).

“Committee” means a committee appointed by the Board in accordance with Section 2 of the Plan.

“Consultant” has the same meaning ascribed to that term as set out in the policies of the TSXV, as amended from time to time.

“Corporation” has the meaning ascribed to such term in 1.1.

“Director” means a member of the Board.

“Disability” means the mental or physical state of a Participant such that the Participant has been unable as a result of illness, disease, mental or physical incapacity or similar cause to fulfill the material and substantial duties and obligations of such Participant to the Corporation or its Affiliates, as the case may be, either for any consecutive six month period or for any period of 12 months (whether or not consecutive) in any consecutive 24 month period.

“Discounted Market Price” has the meaning ascribed to such term in TSXV Policy 1.1 – Interpretation.

“Fair Market Value” means, as of any date: (a) if the Shares are not then publicly traded, the fair market value of such Shares on the day immediately preceding such date, as determined by the Board in its sole and absolute discretion; or (b) if the Shares are publicly traded, the volume weighted average trading price of the Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price as of such date, the Fair Market Value shall be the Discounted Market Price as of such date) or, if the Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Shares for the ten trading days immediately proceeding such date; provided that if there has not been at least five trading days in such period in which Shares have traded then for purposes of this item (b) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there has been trades shall be used.

“Insider” means an insider as defined in the Securities Act, other than a Person who would be deemed an “insider” only by virtue of being a trustee, director or senior officer of a Subsidiary.

“Option” means any option to purchase Shares granted pursuant to Section 5 hereof.

“Participant” means a bona fide employee or officer of the Corporation or any of its Affiliates, a bona fide Director, Consultant, or a designated Service Provider, to whom an Award is granted.

“Person” means an individual, partnership, limited partnership, corporation, limited liability company, trust, joint venture, unincorporated association, or other entity or association.

“Plan” has the meaning ascribed to such term in 1.1.

“Restricted Share Unit” means a right granted under and subject to restrictions pursuant to Section 6.1 hereof.

“Securities Act” means the Securities Act (Ontario), as amended from time to time, and any successor thereto.

“Security Based Compensation Plan” has the same meaning ascribed to that term as set out in the policies of the TSXV, as amended from time to time.

“Service Provider” means a Person, other than a Director, an employee or officer of the Corporation or of an Affiliate, that:

(a)                 is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a “distribution” (as defined in the Securities Act)

(b)                 provides the services under a written contract with the Corporation or an Affiliate; and

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(c)                 spends or will spend an initial, renewable or extended period of 12 months or more of time and attention on the affairs and business of the Corporation or an Affiliate, and includes, for an individual service provider, a corporation of which the individual service provider is an employee or shareholder, and a partnership of which the individual service provider is an employee or partner.

“Shares” mean shares in the capital of the Corporation, subject to substitution or adjustment as provided in 4.3 hereof but, except as otherwise provided in the Plan, does not include special voting shares or the equivalent.

“Subsidiary” means any partnership, corporation or trust that is a subsidiary of the Corporation, as such term is defined under subsection 2(5) of the Canada Business Corporations Act, read as if the word “body corporate” includes a trust, partnership, limited liability company or other form of business organization.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“TSXV” means the TSX Venture Exchange.

Section 2       Administration.

2.1              Establishment of Committee. The Plan will be administered by the Board; provided, however, that the Board may at any time appoint a Committee to perform some or all of the Board’s administrative functions hereunder; and provided further, that the authority of any Committee appointed pursuant to this section will be subject to such terms and conditions as the Board may prescribe and will be coextensive with, and not in lieu of, the authority of the Board hereunder. Unless determined otherwise by the Board, if a Committee is to be used for purposes of the Plan, it shall be the compensation committee of the Board.

2.2              Composition of Committee; Partial or Total Removal. Subject to the requirements of the Corporation’s constating documents and any other agreement that governs the appointment of Board committees, any Committee established under Section 2.1 will be composed of not fewer than two members, each of whom will serve for such period of time as the Board determines. From time to time, the Board may increase the size of the Committee and appoint additional members thereto, remove members and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

2.3              Voting by Members. Directors who are eligible for Awards or have received Awards may vote on any matters affecting the administration of the Plan or the grant of Awards, except that no such member will act upon the grant of an Award to himself or herself, but any such member may be counted in determining the existence of a quorum at any meeting of the Board during which action is taken with respect to the grant of Awards to himself or herself.

2.4              Granting of Awards. The Board will have full authority to grant Awards under the Plan. In particular, subject to the terms of the Plan, the Board will have the authority to:

(a)           select the Participants to whom Awards may from time to time be granted hereunder (consistent with the eligibility conditions set forth in Section 3.1);

(b)           determine the type of Award to be granted to any Participant hereunder;

(c)            determine the number of Shares, if any, to be covered by each Award; and

(d)           establish the terms and conditions of each Award Agreement.

2.5              Administrative Rules, etc. The Board will have the authority to establish, amend and rescind such administrative rules, guidelines and practices governing the Plan as it, from time to time, deems advisable; to interpret the terms and provisions of the Plan, any Award issued under the Plan, and any Award Agreement; and to otherwise supervise the administration of the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it deems necessary to carry out the intent of the Plan.

Board Decisions Final. All decisions made by the Board pursuant to the provisions of the Plan will be final and binding on all Persons, including the Corporation and Participants. No Director will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

Section 3       Eligibility.

3.1             Eligibility. Directors, officers and employees of the Corporation or an Affiliate, and designated Service Providers, are eligible to be granted Awards under the Plan.

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3.2             CEO Recommendations. The CEO may from time to time recommend to the Board employees of the Corporation or its Affiliates, for participation in the Plan, the extent and terms of their participation and the performance measures, if any, applicable thereto.

Section 4       Shares Subject to the Plan.

4.1              Shares Subject to the Plan. For purposes of this section, “issued and outstanding Shares” means the aggregate number of Shares then outstanding (but excluding special voting shares or the equivalent) plus the aggregate number of Shares issuable on exchange of securities in respect of which special voting shares or the equivalent have been issued.

The Shares to be subject to or related to Awards under the Plan will be authorized and unissued Shares of the Corporation. The maximum number of Shares that are issuable to Participants that may be subject to Awards under the Plan is 18,120,878. The Corporation will reserve for the purposes of the Plan, out of its authorized and unissued Shares, such number of Shares.

Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant may be the grantee of Awards with respect to more than 5% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained. In addition, (i) the number of Shares issuable to Insiders (as a group), at any time, pursuant to the Plan and any other Security Based Compensation Plan adopted by the Corporation, cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (ii) the number of Shares issued to Insiders (as a group), within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (iii) the number of Shares issued to any one Service Provider, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; (iv) the number of Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; and (v) the number of Shares issued to any one Consultant, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares. Participants retained to provide Investor Relations Activities shall only be eligible to be granted Awards in the form of Options.

4.2              Effect of the Expiration, Termination or Exercise of Awards. If and to the extent that an Option expires, terminates or is cancelled or forfeited for any reason without having been exercised in full, the Shares associated with that Option will again become available for grant under the Plan. Similarly, if and to the extent a Restricted Share Unit is cancelled or forfeited for any reason, the Shares subject to that Restricted Share Unit will again become available for grant under the Plan.

4.3              Other Adjustment. In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Shares, substitutions or adjustments will be made by the Board in its discretion: (i) to the aggregate number, class and/or issuer of the securities reserved for issuance under the Plan (including, but not limited to, with respect to the aggregate number of Awards any one Participant may be granted during any period stated in Section 4.1); (ii) to the number, class and/or issuer of securities subject to outstanding Awards; and (iii) to the exercise price of outstanding Options, in each case in a manner that reflects equitably the effects of such event or transaction.

The appropriate adjustments in the number of Shares under an Award and the other terms and conditions thereunder, may be made by the Board in its discretion and in order to give effect to the adjustments in the number of Shares of the Corporation resulting from the implementation and operation of any shareholder rights plan which may be established in the future, as amended, restated or revised from time to time.

4.4              Change in Control.

(a)              Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of any Change in Control of the Corporation, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, cancel any Award in exchange for a substitute award with respect to the successor entity or its parent contingent upon the occurrence of that Change in Control. Substitute awards shall have no less economic value, no more stringent performance conditions, and similar vesting schedules as existing Awards.

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Notwithstanding the foregoing, any vested Options or Restricted Share Units shall continue to be exercisable until the occurrence of the Change in Control.

(b)              In respect of any Change in Control of the Corporation, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, cause all outstanding Options and Restricted Share Units to become vested and immediately exercisable upon completion of the Change in Control.

(c)               With respect to any Change in Control transaction, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, cause all outstanding Options and Restricted Share Units to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Shares issuable thereunder) or such Restricted Share Units to the Change in Control transaction.

Section 5       Options.

5.1              Form of Options. Any Option granted under the Plan will be in such form as the Board may at the time of such grant approve. The Award Agreement evidencing any Option will incorporate the following terms and conditions and will contain such additional terms and conditions (including that vesting may be subject to performance tests at the discretion of the Board), not inconsistent with the terms of the Plan, as the Board deems appropriate in its sole and absolute discretion:

5.2              Option Price. The exercise price per Share purchasable under an Option will be determined by the Board and will not be less than 100% of the Fair Market Value of a Share on the date of the grant.

5.3              Option Term. The term of each Option will be fixed by the Board; provided, however, that no Option will be exercisable more than ten years after the date the Option is granted. No Option may be exercised by any Person after expiration of the term of the Option. If the term of an Option expires during a Black Out Period, then such Option shall expire on the date that is ten Business Days following the end of the Black Out Period. The Black Out Period shall not be subject to the discretion of the Board.

5.4              Exercisability. Options awarded to a Participant will vest and be exercisable as follows:

(i)            on and after the first anniversary of the date of grant, as to 20% of such Options;

(ii)           on and after the second anniversary of the date of grant, as to 40% of such Options;

(iii)          on and after the third anniversary of the date of grant, as to 60% of such Options;

(iv)          on and after the fourth anniversary of the date of grant, as to 80% of such Options; and

(v)           on and after the fifth anniversary of the date of grant, as to 100% of such Options.

subject to the right of the Board to determine at the time of grant that a particular Option will be exercisable in whole or in part on different dates and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on earlier dates for any reason.

5.5              Method of Exercise. Subject to the exercisability and termination provisions set forth herein and in the applicable Award Agreement, Options may be exercised in whole or in part at any time and from time to time during the term of the Option, by the delivery of written notice of exercise by the Participant to the Corporation specifying the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by cash, certified cheque or bank draft. No Shares will be issued upon exercise of an Option until full payment therefor has been made. A Participant will not have the right to Cash Dividends or any other rights of a shareholder with respect to Shares subject to the Option until the Participant has given written notice of exercise, has paid in full for such Shares, if requested, has given the representation described in Section 9 hereof and fulfills such other conditions as may be set forth in the applicable Award Agreement.

5.6              Termination of Service. Unless otherwise specified in the Award Agreement, Options will be subject to the terms of Section 7 with respect to exercise upon or following termination of employment or other service of the Participant.

5.7              Transferability of Options. Except as may otherwise be specifically determined by the Board with respect to a particular Option, no Option will be transferable by the Participant other than by will or by the laws of descent and distribution, and all Options will be exercisable, during the Participant’s lifetime, only by the Participant.

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Section 6       Restricted Share Units.

6.1               General. Restricted Share Units may be granted hereunder, subject to such terms and conditions as the Board may impose. Each Restricted Share Unit shall initially have a value equal to the Fair Market Value of a Share when the subject Award is made. Each Restricted Share Unit will represent the right to receive from the Corporation, after fulfillment of any applicable conditions (including, at the discretion of the Board, performance-based conditions), a distribution from the Corporation of either (i) one Share, or (ii) an amount in cash equal to the Fair Market Value of one Share on the date of distribution. Distributions may be made in cash and/or Shares at the sole discretion of the Board when the subject Award is made. Unless otherwise determined by the Board, Restricted Share Units may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent or distribution. All other terms governing Restricted Share Units, such as vesting, performance criteria, Cash Dividend rights, time and form of payment and termination of Restricted Share Units shall be set forth in the applicable Award Agreement. Participants retained to provide Investor Relations Activities shall not be eligible to be granted Restricted Share Units.

6.2              Restricted Share Unit Term. The term of each Restricted Share Unit will be fixed by the Board; provided, however, that no Restricted Share Unit will be exercisable more than ten years after the date the Restricted Share Unit is granted. No Restricted Share Unit may be exercised by any Person after expiration of the term of the Restricted Share Unit.

6.3              Vesting. Restricted Share Units will vest on and after the third anniversary of the date of grant subject to the right of the Board to determine at the time of grant that a particular Restricted Share Unit will be exercisable in whole or in part on different dates and to determine at any time after the time of grant that a particular Restricted Share Unit will be exercisable in whole or in part on earlier dates for any reason.

Section 7       Termination of Service.

7.1              General. Unless otherwise specified by the Board with respect to a particular Option or Restricted Share Unit or otherwise provided for in this Section 7, any portion of an Option or Restricted Share Unit that is not exercisable upon termination of service will expire immediately and automatically upon such termination and any portion of an Option or Restricted Share Unit that is exercisable upon termination of service will expire on the date it ceases to be exercisable in accordance with this Section 7.

7.2              Termination by Reason of Death. If a Participant’s service with the Corporation or any Affiliate terminates by reason of death, any Option or Restricted Share Unit held by such Participant will be immediately fully vested and exercisable and will only be exercisable by the legal representative of the estate or by the legatee of the Participant under the will of the Participant, for a period ending 12 months following the date of death (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit). The exercisability of any Option or Restricted Share Unit which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or Restricted Share Unit, as applicable, may not be sold prior to the date on which the corresponding Option or Restricted Share Unit, as the case may be, would otherwise have vested in the ordinary course.

7.3              Termination by Reason of Retirement. In the event of the retirement of a Participant from employment by the Corporation, any Option or Restricted Share Unit held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending 12 months following the date of retirement (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit). At the end of the 12 month period, such Option or Restricted Share Unit will expire and terminate and all unexercised rights will be forfeited. In the event such Participant ceases to be retired and becomes employed with a competitor of the Corporation, determined in the sole discretion of the Board in good faith (“New Employment”), the Option or Restricted Share Unit will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period of 30 days from the date of New Employment (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit).

7.4              Termination by Reason of Resignation or Natural Termination of Service Provider Contract. In the event of the resignation of a Participant from employment by the Corporation or any Affiliate, or a Participant’s contract as a Service Provider terminates at its normal termination date, any unvested Option or Restricted Share Unit held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or Restricted Share Unit will only remain exercisable for a period ending 30 days following the date of resignation or the normal termination date, as applicable (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit).

7.5              Termination by Reason of Disability. If a Participant’s service with the Corporation or any Affiliate terminates by reason of Disability, any Option or Restricted Share Units held by such Participant may thereafter be exercised by the Participant or his or her personal representative, to the extent it was exercisable at the time of termination, for a period ending 12 months following the date of termination by reason of Disability (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit). The exercisability of any Option or Restricted Share Unit which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative entering into an arrangement under which the Common Shares issued upon exercise of such Option or Restricted Share Unit, as applicable, may not be sold prior to the date on which the corresponding Option or Restricted Share Unit, as the case may be, would otherwise have vested in the ordinary course.

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7.6              Termination of Employment or Service Without Cause. If a Participant’s service as an employee with the Corporation or any Affiliate is terminated by the Corporation or such Affiliate without Cause, or a Participant’s contract as a Service Provider is terminated by the Corporation or such Affiliate before its normal termination date without Cause:

(a)               any vested Option or Restricted Share Unit will only remain exercisable for a period ending six months following the date of termination (or, if sooner, on the last day of the stated term of such Option or Restricted Share Unit);

(b)               such number of unvested Restricted Sharenve Units held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending six months following the date of termination (or, if sooner, on the last day of the stated term of such Restricted Share Unit):

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

(c)               such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending six months following the date of termination (or, if sooner, on the last day of the stated term of such Option):

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
Number of months from the date of grant of the Options to the latest vesting date of the Options

For the purposes of this section only, “date of termination” refers to the later of: (A) the actual last day worked by the employee or the Service Provider and (B) the last date of the period that the Participant is in receipt of or is eligible to receive any statutory, contractual or common law notice or pay in lieu thereof.

The following is an example calculation in respect of an employee who is terminated two years and six months following the date on which the employee is granted 1,000 Options and 1,000 Restricted Share Units with a five year vesting period, with 20% of the awards vesting on each anniversary of the grant date.

(i)            Vested Options and Restricted Share Units

400 Options and 400 Restricted Share Units (in respect of both Options and Restricted Share Units, 20% vested on the first anniversary of the grant date and 20% vested on the second anniversary of the grant date) are vested and exercisable for six months following the termination date.

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(ii)           Unvested Restricted Share Units Accelerated

Number of unvested Restricted Share Units accelerated	=	Number of Restricted Share Units that would vest on the next vesting date following the date of termination	x	Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination
				Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date

100	=	200	x	6
				12

(iii)          Unvested Options Accelerated

Number of unvested Options accelerated	=	Total number of unvested Options	x	Number of months from the date of grant of the Options to the date of termination
				Number of months from the date of grant of the Options to the latest vesting date of the Options

300	=	600	x	30
				60

7.7              Termination of Employment or Service with Cause. If a Participant’s service with the Corporation or any Affiliate is terminated for Cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for Cause: (i) any Option or Restricted Share Unit held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Shares, if any.

7.8              Ceasing to Hold Office. In the event that a Participant who is not an employee or Service Provider ceases to hold office as a Director: (i) if it was the Participant’s decision to cease to hold office, the provisions of Section 7.4 will apply; and (ii) otherwise, the provisions of Section 7.6 will apply.

Section 8       Amendment and Termination of Plan.

8.1              Amendment or Termination. The Board may, in its sole discretion, at any time and from time to time, amend, suspend or terminate the Plan; provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award.

8.2              Shareholder Approval for Certain Amendments. Notwithstanding the provisions of Section 8.1, the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Plan for any of the following purposes:

(a)                        to increase the maximum number of Shares that may be issued pursuant to Awards granted under the Plan as set out in Section 4.1;

(b)                        to reduce the exercise price of Options to less than the Fair Market Value;

(c)                        to reduce the exercise price or extend the term of Options for the benefit of an Insider (which shall require disinterested shareholder approval);

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(d)                        to extend the expiry date of Awards for the benefit of any Participant (including Insiders);

(e)                        to increase the maximum number of Shares issuable to Insiders pursuant to Section 4.2; or

(f)                         to amend the provisions of this section.

8.3              Amendments Without Shareholder Approval. In addition to the changes that may be made pursuant to Section 4.3, the Board may, at any time and from time to time, without the approval of the shareholders of the Corporation, make amendments to the Plan including, but not limited to:

(a)                        amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Plan;

(b)                        termination of the Plan;

(c)                        amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

(d)                        amendments in respect of the vesting provisions of any Awards; or

(e)                        amendments to the termination provisions of Awards granted under the Plan that do not entail an extension beyond the original expiry date,

provided that (i) any required approval of any regulatory authority or stock exchange is obtained; (ii) if the amendments would reduce the exercise price of Options or extend the expiry date of Awards granted to Insiders, other than as authorized pursuant to Section 4.3, approval of the shareholders of the Corporation must be obtained; (iii) the Board would have had the authority to initially grant the Award under the terms as so amended; and (iv) the consent or deemed consent of the holder of the Award is obtained if the amendment would materially prejudice the rights of such holder.

Section 9       General Provisions.

9.1               Representations. The Board may require each Participant to represent to and agree with the Corporation in writing that the Participant is acquiring securities of the Corporation for investment purposes and without a view to distribution thereof and as to such other matters as the Board believes are appropriate.

9.2               Compliance with Regulatory Requirements.

(a)                       Shares shall not be issued hereunder unless, in the judgment of counsel for the Corporation, the issuance complies with the requirements of any stock exchange or quotation system on which the Shares are then listed or quoted, all rules and regulations promulgated thereunder and all other applicable laws, including all applicable corporate, securities and income tax laws (including any applicable provisions of the Tax Act and income tax legislation of any other jurisdiction (including any jurisdiction within Canada or the United States, such as a province, state or territory) and the regulations thereunder, in each case as the same may from time to time be amended.

(b)                       Without limiting the generality of the foregoing or any other provision hereof, the Corporation may take such steps and require such documentation from Participants as the Board may from time to time determine are necessary or desirable to ensure compliance with all applicable laws and the terms of the Plan.

(c)                        All certificates for Shares or other securities delivered under the Plan will be subject to such share-transfer orders and other restrictions as the Board may deem advisable under the rules, regulations, and other requirements of any stock exchange upon which the Shares are then listed and any applicable laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

9.3              No Further Rights Regarding Employment or Engagement Conferred. Neither the adoption of the Plan nor the execution of any document in connection with the Plan will: (i) confer upon any employee of the Corporation or an Affiliate or a Service Provider any right to continued employment or engagement with the Corporation or such Affiliate, or (ii) interfere in any way with the right of the Corporation or such Affiliate to terminate the employment of any of its employees at any time or to terminate the service of any Service Provider.

9.4               Taxes. With respect to any Award, the Participant will pay to the Corporation, or make arrangements satisfactory to the Board regarding the payment of, taxes of any kind required by law to be withheld with respect to any amount includible in the gross income of the Participant as required by applicable law. The obligations of the Corporation under the Plan will be conditioned on such payment or arrangements and the Corporation will have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. Specifically:

(a)                        In taking any action under the Plan, or in relation to any rights or benefits hereunder, the Corporation and each Participant shall comply with all provisions and requirements of any income tax legislation or regulations of any jurisdiction which may be applicable to the Corporation or holder, as the case may be.

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(b)                       The Corporation and any of its Subsidiaries may withhold, or cause to be withheld, and deduct, or cause to be deducted, any amount the Corporation or any of its Subsidiaries is required by applicable law to withhold or deduct on account of income taxes or other deductions required by any Canadian or foreign, federal, provincial, territorial, state or local taxing authorities or other amounts required by law to be withheld in relation to the grant or exercise or surrender of any Option or any payment or benefit under this Plan.

(c)                        The Corporation and any of its Subsidiaries shall have the right to require, in connection with exercise or surrender of any Option, payment by the Participant of any amount the Corporation or any of its Subsidiaries is required to withhold or deduct as contemplated in section 9.4(b) in order to satisfy all tax obligations, including withholding obligations, in connection with such exercise and any payment or benefit under this Plan in respect thereof.

(d)                       The Corporation shall have the right to sell, or arrange for the sale, in the market or as the Corporation may determine, on behalf of any Participant, such portion of any Shares issuable to the Participant on exercise of any Option as the Corporation may determine, in order to realize net cash proceeds sufficient to permit the Corporation or any of its Subsidiaries to pay any amount the Corporation or any of its Subsidiaries is required to withhold or deduct as contemplated in section (the “Tax Withholding Amount”) and shall have the right to withhold, or cause to be withheld, or deduct, or cause to be deducted, from such proceeds any or all of such Tax Withholding Amount. Unless the Board otherwise determines, the Participant shall be responsible for paying all transaction costs, including brokerage commissions or similar fees (collectively, the “Transaction Costs”), in connection with such sales and the Corporation may authorize any investment bank or other person selling Shares on behalf of the Participant to sell Common Shares on behalf of the Participant in order to realize sufficient proceeds to pay such Transaction Costs and such investment bank or other person shall be entitled to so sell such additional shares on behalf of the Participant and deduct from the proceeds of such sale such Transaction Costs. If any investment bank or other person sells any Shares on behalf of a Participant as contemplated in this section, any net amount after deduction of the Tax Withholding Amount and Transaction Costs shall be paid to the holder.

(e)                       The Corporation and any of its Subsidiaries may take such other action as the Board may consider advisable to enable the Corporation or any of its Subsidiaries and any Participant to satisfy obligations for the payment of withholding or other tax obligations in connection with the grant or exercise or surrender of any Option, any payment required under this Plan or which may otherwise be required by any applicable laws in respect of this Plan or any benefit or amount under this Plan.

Each Participant (or the Participant’s legal representatives) shall bear and be responsible for any and all income or other tax imposed in respect of the grant and exercise or surrender of any Option under the Plan and in respect of any amount payable to or benefit received or deemed to be received by such Participant (or legal representative) under the Plan. Each Participant shall be responsible for reporting and paying all income and other taxes applicable to or payable in respect of any Option granted to the Participant, any exercise or surrender of such Option, any payment required under this Plan and any transactions involving Shares which may be issued on exercise of any Option, and any dividends or distributions in respect thereof, or proceeds from any sale or disposition thereof, including, without limitation, any taxes payable in respect of any sale odisposition of Shares made by or on behalf of the holder (including as contemplated in section 9.4(d)).

(a)                       If the Corporation (or any of its Subsidiaries) does not withhold any amount or require payment of an amount by a Participant (or legal representative), sufficient to satisfy all income tax obligations referred to in section 9.4(b), the Participant (or legal representative) shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation (or any of its Subsidiaries) in satisfaction of any such obligation.

9.5              Invalid Provisions. In the event that any provision of the Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

9.6              Governing Law. The Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the Province of Ontario.

9.7              Board Action. Notwithstanding anything to the contrary set forth in the Plan, any and all actions of the Board taken under or in connection with the Plan and any agreements, instruments, documents, certificates or other writings entered into, executed, granted, issued and/or delivered pursuant to the terms hereof, will be subject to and limited by any and all votes, consents, approvals, waivers or other actions of all or certain shareholders of the Corporation or other Persons required by the Corporation’s constating documents and any other agreement, instrument, document or writing now or hereafter existing, between or among the Corporation and its shareholders or other Persons (as the same may be amended from time to time).

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9.8              Notices. Any notice to be given to the Corporation pursuant to the provisions of the Plan shall be delivered or given by registered or certified mail, postage prepaid, and, addressed, if to the Corporation to its principal executive office to the attention of its Chief Financial Officer (or such other individual as the Corporation may designate in writing from time to time), and, if to a Participant, to his or her address contained in the Corporation’s personnel records, or at such other address as such Participant may from time to time designate in writing to the Corporation. Any such notice given by delivery will be deemed given on the date of actual delivery, and any such notice given by mail shall be deemed given or delivered three days after the date of mailing.

Section 10      Effective Date of Plan; Term of Plan.

10.1            Effective Date. Subject to the obtaining of any required approvals of the Plan within 12 months of the Plan’s adoption by the Board, the Plan will become effective on the date that it is approved by the Board (or such later date as is then specified by the Board).

10.2            Term. The Plan will continue in effect until terminated in accordance with Section 8.1.

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